Filed Pursuant to Rule 424(b)(4)
Registration No. 333-169771

PROSPECTUS

Common Stock Underlying Subscription Rights

to Purchase up to

726,975,565 Shares of Common Stock

We are distributing at no charge to holders of our common stock non-transferable subscription rights to purchase up to 726,975,565 shares of our common stock. You will receive 15.335 subscription rights for each share of common stock held by you of record as of 4:01 p.m., New York City time, on August 30, 2010. Subscription rights may only be exercised in whole numbers; we will not issue fractional rights and will round all of the subscription rights down to the nearest whole number for each holder of record.

Each whole subscription right will entitle you to purchase one share of our common stock at a subscription price of $0.20 per share.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on November 19, 2010, unless we extend the offering period in our sole discretion. You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold or transferred.

We may in our sole discretion cancel the rights offering at any time and for any reason. If we cancel this offering, the subscription agent will return all subscription payments it has received for the cancelled rights offering without interest or penalty.

We have engaged BNY Mellon Shareowner Services to serve as the subscription agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering. BNY Mellon Shareowner Services also will serve as information agent for the rights offering.

This is not an underwritten offering. The shares are being offered directly by us without the services of an underwriter or selling agent.

Shares of our common stock are traded on the NASDAQ Global Select Market under the symbol “PCBC.” On October 14, 2010, the closing sale price for our common stock was $0.78 per share. The shares of common stock issued in the rights offering will also be listed on the NASDAQ Global Select Market under the same symbol. The subscription rights will not be traded or quoted on NASDAQ or any other stock exchange or trading market.

This investment in our common stock involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors beginning on page 15 of this prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into this prospectus before exercising your subscription rights. See “Information Incorporated by Reference.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or fund.

As of October 14, 2010, the aggregate market value of our outstanding common equity held by non-affiliates was approximately $317,334,955, which was calculated based on 406,839,686 shares of outstanding common stock held by non-affiliates and on a price per share of $0.78, the closing price of our common stock on October 14, 2010.

The date of this prospectus is October 18, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the rights.

The distribution of this prospectus and the rights offering and sale of shares of our common stock in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any shares of common stock in any jurisdiction in which such offer or solicitation would be unlawful.

In this prospectus, all references to the “Company,” “we,” “us” and “our” refer to Pacific Capital Bancorp and its subsidiaries, unless the context otherwise requires or where otherwise indicated.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, statements about anticipated future operating and financial performance, financial position and liquidity, business prospects, strategic alternatives, business strategies, regulatory and competitive outlook, investment and expenditure plans, capital and financing needs and availability, acquisition and divestiture opportunities, plans and objectives of management for future operations, consummation of the rights offering and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as “will likely result,” “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of these words and similar expressions are intended to identify these forward-looking statements.

Forward-looking statements are based on the Company’s current expectations and assumptions regarding its business, the regulatory environment, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those contemplated by the forward-looking statements. The Company cautions you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the following:

•

inability to continuously satisfy the higher minimum capital ratios that Pacific Capital Bank, N.A. (the “Bank”) is required to maintain pursuant to the Operating Agreement, dated September 2, 2010 (the “Operating Agreement”) by and between the Bank and the Office of the Comptroller of the Currency (the “OCC”);

•

the effect of other requirements of the Operating Agreement and the requirements of the Consent Order issued by the OCC on May 11, 2010 (as modified, the “Consent Order”), and the Written Agreement, dated May 11, 2010 (the “Written Agreement”), by and between the Company and the Federal Reserve Bank of San Francisco (the “FRB”), and any further regulatory actions;

•	inability to generate assets on acceptable terms or at all;

•	management’s ability to effectively execute the Company’s business plan;

•	inability to raise additional capital if and when necessary, whether through the rights offering or otherwise, on acceptable terms, or at all;

•	inability to receive dividends from the Bank;

•

costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews;

•	changes in capital classification;

•	the impact of current economic conditions and the Company’s results of operations on its ability to borrow additional funds to meet its liquidity needs;

•	local, regional, national and international economic conditions and events and the impact they may have on the Company and its customers;

•	changes in the economy affecting real estate values;

•	inability to attract and retain deposits;

•	changes in the level of non-performing assets and charge-offs;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	changes in the financial performance and/or condition of the Bank’s borrowers;

•	effect of additional provision for loan losses;

•	long-term negative trends in the Company’s market capitalization;

•	continued listing of the Company’s common stock on the NASDAQ Global Select Market (“NASDAQ”);

•	effects of any changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	inflation, interest rate, cost of funds, securities market and monetary fluctuations;

•	political instability;

•	acts of war or terrorism, natural disasters such as earthquakes or fires, or the effects of pandemic flu;

•	the timely development and acceptance of new products and services and perceived overall value of these products and services by users;

•	changes in consumer spending, borrowings and savings habits;

•	technological changes, including the implementation of new systems;

•	changes in the Company’s organization, management, compensation and benefit plans;

•	competitive pressures from other financial institutions;

•	continued consolidation in the financial services industry;

•	inability to maintain or increase market share and control expenses;

•	rating agency downgrades;

•	continued volatility in the credit and equity markets and its effect on the general economy;

•

effect of changes in laws and regulations (including enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act and other changes in laws concerning banking, taxes and securities) with which the Company and its subsidiaries must comply;

•

effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•

with respect to the participation in the rights offering by participants (and other account holders) in the Pacific Capital Bancorp Amended and Restated Incentive and Investment and Salary Savings Plan, as amended (the “401(k) Plan”) (which now includes the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust, which was recently merged into the 401(k) Plan), a failure to obtain an exemption from the U.S. Department of Labor (the “DOL”), on a retroactive basis, effective to the commencement of the rights offering, such that the acquisition, holding and exercise of the subscription rights by the 401(k) Plan would constitute a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”);

•	other factors described from time to time in our filings with the Securities and Exchange Commission (the “SEC”); and

•	the Company’s success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made, whether as a result of new information, future developments or otherwise, except as may be required by law. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus and the documents incorporated by reference might not occur, and you should not put undue reliance on any forward-looking statements.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference, including but not limited to the section entitled “Risk Factors” in our Annual Report on Form 10-K (as amended) for the year ended December 31, 2009 (our “2009 Form 10-K”) and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information contained elsewhere in or incorporated by reference into this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus and the documents we incorporate by reference contain more detailed descriptions of the terms and conditions of the rights offering and provide additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

What is the rights offering?

We are distributing to holders of our common stock as of 4:01 p.m., New York City time, on August 30, 2010, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive 15.335 subscription rights for each share of common stock you owned as of 4:01 p.m., New York City time, on August 30, 2010. Each whole subscription right will entitle you to purchase one share of our common stock at a subscription price of $0.20 per share. The subscription rights will be evidenced by a subscription rights certificate and election form. Subscription rights may only be exercised in whole numbers; we will not issue fractional rights and will round all of the subscription rights down to the nearest whole number for each holder of record. If our shareholders do not exercise their subscription rights in full, we may not issue the full number of shares authorized for issuance in connection with the rights offering.

Why are we conducting the rights offering?

On April 29, 2010, the Company and the Bank entered into an investment agreement (the “Investment Agreement”) with SB Acquisition Company LLC, a wholly owned subsidiary of Ford Financial Fund, L.P. (the “Investor”). Under the Investment Agreement, the Company agreed to commence a rights offering following the closing (the “Closing”) of the sale to the Investor of our common stock and mandatorily convertible participating voting preferred stock as contemplated by the Investment Agreement (the “Investment”), whereby shareholders of record at the close of business on the trading day immediately preceding the closing date of the Investment would receive non-transferable rights to purchase a number of shares of our common stock, at a purchase price equal to $0.20 per share, that will represent 20% of the outstanding shares of our common stock after giving effect to the transactions contemplated by the Investment Agreement. The Closing occurred on August 31, 2010. We are conducting the rights offering as required by the Investment Agreement (1) to raise equity capital and (2) to provide our existing shareholders with the opportunity to purchase our common stock at the same implied price per share of common stock paid by the Investor for the common stock and mandatorily convertible participating voting preferred stock purchased pursuant to the terms of the Investment Agreement.

Am I required to exercise the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted.

What is a subscription right?

For each whole subscription right that you own, you will have a right to buy from us one share of our common stock at a subscription price of $0.20 per share. You may exercise some or all of your subscription rights, or you may choose not to exercise any of your subscription rights.

For example, if you owned 1,000 shares of our common stock as of 4:01 p.m., New York City time, on the record date, you would receive 15,335 subscription rights and would have the right to purchase 15,335 shares of common stock for $0.20 per share. However, if you owned 500 shares of our common stock as of 4:01 p.m., New York City time, on the record date, you would receive 7,667 subscription rights and would have the right to purchase 7,667 shares of common stock for $0.20 per share.

Are there over-subscription rights or a backstop?

There are no over-subscription rights associated with the rights offering. In addition, no shareholder, including the Investor, will backstop the rights offering. As a result, neither you nor any shareholder, including the Investor, will have the opportunity to purchase additional shares not purchased by other shareholders pursuant to their subscription rights.

What are the limitations on the exercise of subscription rights?

Under applicable federal and state banking laws, any purchase of shares of our common stock may require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of certain threshold ownership interests. See also “The Rights Offering—Limitation on Exercise of Subscription Rights.”

How soon must I act to exercise my subscription rights?

The rights may be exercised beginning on the date of this prospectus through the expiration date, which is 5:00 p.m., New York City time, on November 19, 2010, unless we elect to extend the rights offering. If you elect to exercise any rights, the subscription agent, BNY Mellon Shareowner Services, must actually receive all required documents and payments from you (and your payment must clear) before the expiration date. If you cannot deliver your subscription rights certificate and election form to the subscription agent prior to the expiration date, you may follow the guaranteed delivery procedures described under “The Rights Offering—Notice of Guaranteed Delivery.” Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so.

Although we will make reasonable attempts to provide this prospectus to our shareholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my rights?

No, you may not sell, transfer or assign your rights to anyone else.

Are we requiring a minimum subscription to complete the rights offering?

No, there is no minimum subscription required. If the rights offering is cancelled for any reason, however, all subscription proceeds received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

How was the subscription price determined?

The subscription price was established by our Board of Directors and is the same implied price per share of common stock paid by the Investor for the common stock and mandatorily convertible participating voting preferred stock purchased pursuant to the terms of the Investment Agreement. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or the future market value of our common stock. The market price of our common stock may decline during or after the rights offering, and you may not be able to sell the underlying shares of our common stock purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of the rights offering.

Are there any conditions to completion of the rights offering?

Yes. The completion of the rights offering is subject to the conditions described under “The Rights Offering—Conditions and Cancellation.”

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date and for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

How do I exercise my subscription rights?

You must properly complete the enclosed subscription rights certificate and election form and deliver it, along with the full subscription price, to the subscription agent before 5:00 p.m., New York City time, on November 19, 2010. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your subscription rights certificate and election form to the subscription agent prior to the expiration of the rights offering period, you may follow the guaranteed delivery procedures described under “The Rights Offering—Notice of Guaranteed Delivery.” Do not deliver documents to the Company.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your subscription rights, or if you subscribe for more shares than you are eligible to purchase, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, the subscription agent will return, without interest or penalty, as soon as practicable all subscription payments. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of the shares.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire in the rights offering by delivering to the subscription agent a certified or cashier’s check, a bank draft drawn on a U.S. bank, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the subscription agent and make arrangements in advance with the subscription agent for the delivery of such payment. However, even if you use the guaranteed delivery procedures described under “The Rights Offering— Notice of Guaranteed Delivery,” your payment must be received and must clear prior to the expiration date.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If your shares of common stock are held in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. You will not receive a subscription rights certificate and election form. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

We will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. You should complete and return to the record holder of your shares the form entitled “Beneficial Owner Election Form.” You should receive this form from the record holder of your shares with the other rights offering materials.

If you wish to participate in the rights offering and purchase shares of our common stock, please contact the record holder of your shares promptly. Your broker, dealer, custodian bank or other nominee is the holder of the shares you own and must exercise the subscription rights on your behalf for shares you wish to purchase. Your broker, dealer, custodian bank or other nominee may establish a participation deadline prior to 5:00 p.m., New York City time on November 19, 2010, the expiration date of the rights offering.

What should I do if I want to participate in the rights offering, but I hold my shares in the 401(k) Plan?

If shares of our common stock are held in your account under the 401(k) Plan (including the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust, which was recently merged into the 401(k) Plan) as of the record date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing a special election form, called the “401(k) Plan Participant Election Form,” that is provided to you by the subscription agent. You must return your properly completed 401(k) Plan Participant Election Form to the subscription agent in the manner prescribed in the materials provided to you by the subscription agent. Your 401(k) Plan Participant Election Form must be received by the subscription agent by the close of business on the 4th business day prior to the expiration of the rights offering (November 15, 2010). If your 401(k) Plan Participant Election Form is not received by such special deadline, your election to exercise your subscription rights with respect to shares of our common stock that you hold through the 401(k) Plan will not be effective. This is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the different deadline set forth in this prospectus for shareholders generally) and solely with respect to the shares held through the 401(k) Plan; any subscription rights credited to your 401(k) Plan accounts will expire unless they are properly exercised by this special deadline.

Also note that, notwithstanding any election that you make regarding the exercise of your subscription rights with respect to shares of common stock held through the 401(k) Plan, your subscription rights will not be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010). For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

After I exercise my subscription rights, can I change my mind?

No. Except as explained below with respect to the 401(k) Plan, all exercises of subscription rights are irrevocable (unless we are required by law to permit revocation), even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price of $0.20 per share.

In the case of the 401(k) Plan, notwithstanding any election forms received from participants (and other account holders) in the 401(k) Plan regarding the exercise of their subscription rights with respect to shares of common stock held through the 401(k) Plan, no subscription rights will be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010). For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights means buying shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and the risks described in documents incorporated by reference in this prospectus, including but not limited to the section entitled “Risk Factors” in our 2009 Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Has our Board of Directors or the Investor made a recommendation to our shareholders regarding the rights offering?

No. Neither our Board of Directors nor the Investor is making any recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price of our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and the risks described in documents incorporated by reference in this prospectus, including but not limited to the section entitled “Risk Factors” in our 2009 Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Will our directors, officers and the Investor participate in the rights offering?

All holders of our common stock as of the record date for the rights offering will receive, at no charge, the non-transferable subscription rights to purchase shares of our common stock as described in this prospectus. To the extent that our directors and officers held shares of our common stock as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering. As the Investor was not a holder of our common stock as of the record date, the Investor will not receive the subscription rights and will not be eligible to participate in the rights offering.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

How do I exercise my subscription rights if I live outside the United States or have an army post office or foreign post office address?

The subscription agent will hold subscription rights certificate and election forms for shareholders having addresses outside the United States or who have an army post office or foreign post office address. In order to exercise subscription rights, these shareholders must notify the subscription agent and timely follow other procedures described below under the heading “The Rights Offering—Foreign Shareholders.”

Will I receive interest on any funds I deposit with the subscription agent?

You will not be entitled to any interest on any funds that are deposited with the subscription agent pending completion or cancellation of the rights offering. If the rights offering is cancelled for any reason, the subscription agent will return this money to subscribers, without interest or penalty, as soon as practicable.

When will I receive my new shares of common stock?

All shares that you purchase in the rights offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for the issuance of the shares of common stock purchased in the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

When can I sell the shares of common stock I purchase in the rights offering?

You will be able to resell the shares of common stock you purchase in the rights offering once your account has been credited with those shares. Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, including the guaranteed delivery period and after all necessary calculations have been completed, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price.

Will the subscription rights be listed on a stock exchange or trading market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be traded or quoted on NASDAQ or any other stock exchange or trading market. Our common stock trades on NASDAQ under the symbol “PCBC” and the shares to be issued in connection with the rights offering will be eligible for trading on NASDAQ under the same symbol.

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of subscription rights should generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

What happens if I choose not to exercise my subscription rights?

You are not required to exercise your subscription rights or otherwise take any action in response to the rights offering. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted.

How many shares of common stock will be outstanding after the rights offering?

As of the record date, there were 47,406,297 shares of our common stock outstanding. As of October 14, 2010, which is following the conversion of all of the shares of Series C Preferred Stock and Series D Preferred Stock (each as defined below) into shares of common stock, there were 2,908,224,351 shares of our common stock outstanding. If all of our shareholders exercise their subscription rights in full, we will issue

726,975,565 shares of common stock in the rights offering. Based on the number of shares of common stock outstanding as of October 14, 2010, if we issue all 726,975,565 shares of common stock available in the rights offering, we would have 3,635,199,916 shares of common stock outstanding following the completion of the rights offering.

How much money will we receive from the rights offering and how will such proceeds be used?

The total proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all 726,975,565 shares available in the rights offering, the total proceeds to us, before expenses, will be approximately $145.4 million. We intend to use the net proceeds from the rights offering for general corporate purposes, including an investment in the Bank.

What if I have more questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent, BNY Mellon Shareowner Services, by calling, if you are located within the U.S., Canada or Puerto Rico, (866) 339-6260 (toll free) or, if you are located outside the U.S., (201) 680-6579 (collect).

What effect will the rights offering have on holders of stock options?

Option holders will not be eligible to participate in the rights offering with respect to stock options that were unexercised as of the record date. The rights offering will not affect the rights of option holders under our equity compensation plans and relevant stock option agreements.

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents and subscription payment by mail or overnight courier to the subscription agent, BNY Mellon Shareowner Services, at:

By mail:	By overnight courier or by hand:
Attn: Corporate Action Department, 27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606	Attn: Corporate Action Department, 27th Floor 480 Washington Boulevard Jersey City, New Jersey 07310

You, or, if applicable, your nominee, are solely responsible for completing delivery to the subscription agent of your subscription documents and subscription payment. You should allow sufficient time for delivery of your subscription documents and subscription payment to the subscription agent and clearance of payment before 5:00 p.m., New York City time, on the expiration date of the rights offering.

SUMMARY

This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information contained under the heading “Risk Factors” and the section entitled “Risk Factors” in our 2009 Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, and all other information included or incorporated by reference into this prospectus, including our audited consolidated financial statements and the accompanying notes included in our 2009 Form 10-K and our Current Report on Form 8-K filed with the SEC on October 5, 2010, and our unaudited consolidated financial statements in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010 in their entirety before you decide to exercise your subscription rights.

Company Information

Overview

Pacific Capital Bancorp is a bank holding company organized under the laws of the state of California. Through our wholly-owned subsidiary, Pacific Capital Bank, National Association (the “Bank”), we provide a full range of commercial and consumer banking services to households, professionals, and businesses. These banking services include depository, lending, and wealth management services. The Bank’s lending products include commercial, consumer, commercial real estate, residential real estate and Small Business Administration loans, and the Bank’s depository services include checking, interest bearing checking, money market, savings, and certificate of deposit accounts. Other services include safe deposit boxes, travelers’ checks, money orders, foreign exchange services, and cashiers checks. The Bank also offers a wide range of trust and investment advisory services.

As of June 30, 2010, the Bank had $7.1 billion in assets and operated 48 branches located in eight counties in the central coast of California from Los Angeles to Santa Clara. Our principal office is located at 20 East Carrillo, Santa Barbara, California 93101, and the telephone number at that address is (805) 564-6405.

We and our affiliates are extensively regulated and supervised under both federal and state law. As a bank holding company, we are subject to regulation and examination by the FRB under the Bank Holding Company Act of 1956, as amended (the “BHCA”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a national banking association, the Bank is subject to primary supervision, examination, and regulation by the OCC. To a lesser extent, the Bank is also subject to certain regulations promulgated by the FRB and the Federal Deposit Insurance Corporation (the “FDIC”), as administrator of the deposit insurance fund. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of our security holders.

Investment and Recapitalization Transactions

Closing of the Investment

On August 31, 2010, pursuant to the terms of the Investment Agreement, the Company issued to the Investor (i) 225,000,000 shares of our common stock at a purchase price of $0.20 per share and (ii) 455,000 newly created shares of our Series C Convertible Participating Voting Preferred Stock (the “Series C Preferred Stock”) at a purchase price of $1,000 per share (the purchase and sale of these securities, the “Investment”). The aggregate consideration paid to the Company by the Investor for these securities was $500 million in cash. The securities issued to the Investor were so issued without a shareholder vote in reliance on the financial viability exception provided by NASDAQ Rule 5635(f).

On September 23, 2010, immediately following the effectiveness of an amendment to our articles of incorporation (the “Articles of Incorporation”) increasing the total number of authorized shares of our common stock to 5,000,000,000 (the “Articles Amendment”), each outstanding share of Series C Preferred Stock mandatorily converted into 5,000 shares of our common stock. As a result, upon the conversion of the Series C Preferred Stock, the Company issued 2,275,000,000 shares of common stock in the aggregate to the Investor.

Closing of the Exchange

On August 31, 2010 (the “Exchange Closing Date”), pursuant to the terms of an Exchange Agreement (the “Exchange Agreement”), dated as of July 26, 2010, by and between the Company and the United States Department of the Treasury (“Treasury”), the Company and Treasury exchanged all 180,634 shares of our Series B Fixed Rate Cumulative Perpetual Preferred Stock, having an aggregate liquidation amount of $180.6 million (the “Series B Preferred Stock”), issued by the Company to Treasury under the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, plus accrued but unpaid dividends on such shares of Series B Preferred Stock (which were approximately $14.4 million as of the Exchange Closing Date), for 195,045 newly created shares of our Series D Fixed Rate Cumulative Mandatorily Convertible Preferred Stock (the “Series D Preferred Stock”) having an aggregate liquidation amount equal to approximately $195.0 million (the “Exchange”). The shares of Series D Preferred Stock issued to Treasury in the Exchange were so issued without a shareholder vote in reliance on the financial viability exception provided by NASDAQ Rule 5635(f).

On September 27, 2010, following the effectiveness of the Articles Amendment and the satisfaction of certain other conditions set forth in the Certificate of Determination of Preferences of Series D Fixed Rate Cumulative Mandatorily Convertible Preferred Stock, each outstanding share of Series D Preferred Stock converted into 1,850 shares of our common stock. As a result, upon the conversion of the Series D Preferred Stock, the Company issued 360,833,250 shares of common stock in the aggregate to Treasury.

As part of the terms of the Exchange Agreement, the Company and Treasury also agreed to amend and restate the terms of the warrant to purchase 1,512,003 shares of common stock currently held by Treasury to provide for an exercise price of $0.20 per share for a ten-year term following the Exchange Closing Date.

Closing of Debt Tenders

On May 17, 2010, the Company commenced cash tender offers for any and all of its outstanding trust preferred securities and the Bank commenced cash tender offers for any and all of its outstanding subordinated debt securities.

As of the expiration of the tender offers, on August 27, 2010 at 5:00 p.m., New York City time (the “Tender Expiration Date”), the Bank had received valid tenders from holders of $68,000,000 in aggregate principal amount of subordinated debt securities. The Company did not receive valid tenders from holders of any trust preferred securities. On August 31, 2010, the Bank accepted for purchase, and made payment for, all subordinated debt securities validly tendered prior to the Tender Expiration Date.

No shares of our common stock were issued as consideration for the tender offers.

Economic Conditions, Government Policies, and Legislation

The Company’s profitability, like most financial institutions, is primarily dependent on interest rate differentials. These rates are highly sensitive to many factors that are beyond the Company’s control and cannot be predicted, such as inflation, recession and unemployment, and the impact that future changes in domestic and foreign economic conditions might have on the Company cannot be predicted.

The Company’s business is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the FRB. The actions of the FRB influence the growth of bank loans, investments, and deposits and also affect interest earned on interest-earning assets and interest paid on interest-bearing liabilities. The nature and impact of any future changes in monetary and fiscal policies on the Company cannot be predicted.

From time to time, federal and state legislation is enacted that may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers. In response to the recent economic downturn and financial industry instability, legislative and regulatory initiatives have been, and will likely continue to be, introduced and implemented that could substantially intensify the regulation of the financial services industry. For example, on July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act provides for, among other things, (i) the creation of a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation, (ii) the creation of a Consumer Financial Protection Agency authorized to promulgate and enforce stricter consumer protection regulations relating to financial products, which would affect both banks and non-bank finance companies, (iii) the establishment of strengthened capital and prudential standards for insured depository institutions, (iv) enhanced regulation of financial markets, including derivatives and securitization markets, (v) the elimination of certain trading activities from banks and (vi) a permanent increase of the previously implemented temporary increase of FDIC deposit insurance to $250,000. In addition, the Dodd-Frank Act mandates multiple studies, which could result in additional legislative or regulatory action. Furthermore, on September 12, 2010, the Group of Governors and Heads of Supervisors of the Basel Committee on Banking Supervision, the oversight body of the Basel Committee, published its “calibrated” capital standards for major banking institutions (“Basel III”). Under these standards when fully phased in on January 1, 2019, banking institutions will be required to maintain heightened Tier 1 common equity, Tier 1 capital and total capital ratios, as well as maintaining a “capital conservation buffer.” The Tier 1 common equity and Tier 1 capital ratio requirements will be phased in incrementally between January 1, 2013 and January 1, 2015; the deductions from common equity made in calculating Tier 1 common equity (for example, for mortgage servicing assets, deferred tax assets and investments in unconsolidated financial institutions) will be phased in incrementally over a four-year period commencing on January 1, 2014; and the capital conservation buffer will be phased-in incrementally between January 1, 2016 and January 1, 2019. The Basel Committee also announced that a “countercyclical buffer” of 0% to 2.5% of common equity or other fully loss-absorbing capital “will be implemented according to national circumstances” as an “extension” of the conservation buffer. The final package of Basel III reforms will be considered in November 2010 by the G20 leaders, and then will be subject to individual adoption by member nations, including the United States. Moreover, especially in the current economic environment, bank regulatory agencies have been very aggressive in responding to concerns and trends identified in examinations, and this has resulted in the increased issuance of enforcement actions to financial institutions requiring action to address credit quality, liquidity and risk management and capital adequacy, as well as other safety and soundness concerns.

Available Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an internet website, at http://www.sec.gov, that contains the Company’s filed reports, proxy and information statements and other information that the Company files electronically with the SEC. Additionally, the Company makes these filings available, free of charge, on its website at http://www.pcbancorp.com as soon as reasonably practicable after the

Company electronically files such materials with, or furnishes them to, the SEC. Except for those SEC filings incorporated by reference in this prospectus, none of the information contained on, or that may be accessed through, the Company’s website is a prospectus or constitutes part of, or is otherwise incorporated into, this prospectus.

Rights Offering Summary

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Subscription Rights	We are distributing at no charge to record holders of our common stock as of 4:01 p.m., New York City time, on the record date of August 30, 2010, 15.335 non-transferable subscription rights for each share of common stock then held of record. Subscription rights may only be exercised in whole numbers; we will not issue fractional rights and will round all of the subscription rights down to the nearest whole number for each holder of record.

For each whole subscription right that you own, you will have a right to buy from us one share of our common stock at a subscription price of $0.20 per share. You may exercise some or all of your subscription rights, or you may choose not to exercise any of your subscription rights.

No Over-Subscription Rights or Backstop	There are no over-subscription rights associated with the rights offering. In addition, no shareholder, including the Investor, will backstop the rights offering. As a result, neither you nor any shareholder, including the Investor, will have the opportunity to purchase additional shares not purchased by other shareholders pursuant to their subscription rights.

Subscription Price	$0.20 per share of common stock. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Limitation on Exercise of Subscription Rights	Under applicable federal and state banking laws, any purchase of shares of our common stock may require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of certain threshold ownership interests. See “The Rights Offering—Limitation on Exercise of Subscription Rights.”

Record Date	August 30, 2010

Expiration Date	The subscription rights will expire at 5:00 p.m., New York City time, on November 19, 2010, unless the expiration date is extended.

Procedure for Exercising Rights	If you are a holder of record, you must properly complete the enclosed subscription rights certificate and election form and deliver it, along with the full subscription price, to the subscription agent, BNY Mellon Shareowner Services, before the expiration date of the rights offering, unless the expiration date is extended. Your payment must also clear prior to the expiration date.

You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you cannot deliver your subscription rights certificate and election form to the subscription agent on time, you may follow the guaranteed delivery procedures described under “The Rights Offering—Notice of Guaranteed Delivery Procedures.” However, even if you use such guaranteed delivery procedures, your payment must be received and must clear prior to the expiration date.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than the expiration date of the rights offering.

If shares of our common stock are held in your account under the 401(k) Plan (including the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust, which was recently merged into the 401(k) Plan) as of the record date, subscription rights will be allocated to you based upon the number of shares held in your account as of the record date, and you will have the ability to direct the 401(k) Plan trustee to exercise some or all of the subscription rights allocable to you. For additional information, see “The Rights Offering—Special Instructions for Participants in our 401(k) Plan.”

Use of Proceeds	The total proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all 726,975,565 shares available in the rights offering, the total proceeds to us, before expenses, will be approximately $145.4 million. We intend to use the net proceeds from the rights offering for general corporate purposes, including an investment in the Bank.

Non-Transferability/ No Listing of Rights	The subscription rights may not be sold, transferred or assigned and will not be traded or quoted on NASDAQ or any other stock exchange or trading market.

No Revocation

All exercises of subscription rights are irrevocable (unless we are required by law to permit revocation), even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering. However, notwithstanding any election forms received from participants (and other account holders) in the 401(k) Plan regarding the exercise of their subscription rights with respect to shares of common stock held through the 401(k) Plan, no subscription rights will be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010). For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

Conditions to the Rights Offering	The completion of the rights offering is subject to the conditions described under “The Rights Offering—Conditions and Cancellation.”

Amendment; Cancellation	We may amend the terms of the rights offering or extend the subscription period of the rights offering. We also reserve the right to cancel the rights offering at any time prior to the expiration date and for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

No Board or Investor Recommendation	Neither our Board of Directors nor the Investor is making any recommendation regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled “Risk Factors.”

Issuance of Common Stock	If you purchase shares of common stock through the rights offering, we will issue those shares to you in book-entry, or uncertificated, form as soon as practicable after the completion of the rights offering. Stock certificates will not be issued for shares of our common stock purchased in the rights offering.

Listing of Common Stock	Our common stock is listed on NASDAQ under the symbol “PCBC” and the shares to be issued in connection with the rights offering will also be listed on NASDAQ under the same symbol.

Federal Income Tax Consequences	The receipt and exercise of subscription rights will generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

Subscription Agent	BNY Mellon Shareowner Services

Information Agent	BNY Mellon Shareowner Services

Shares Outstanding After Completion of the Rights Offering	3,635,199,916 (assuming full exercise of rights)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference into this prospectus, including the information contained in the section entitled “Risk Factors” in our 2009 Form 10-K, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, and any risks described in our other filings with the SEC, pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act before making a decision to invest in our common stock. The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Rights Offering

The subscription price determined for the rights offering is not an indication of the value of our common stock.

The $0.20 per share subscription price was established by our Board of Directors and is the same implied price per share of common stock paid by the Investor for the common stock and Series C Preferred Stock purchased in the Investment. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or the future market value of our common stock. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering and because no minimum subscription is required, we cannot assure you of the amount of proceeds, if any, that we will receive from the rights offering.

We do not have any formal commitments from any of our shareholders to participate in the rights offering and there is no minimum subscription required. We cannot assure you that any of our shareholders will exercise all or any part of their subscription rights. Therefore, we cannot assure you of the amount of proceeds that we will receive in the rights offering. If our shareholders subscribe for fewer shares of our common stock than anticipated, the net proceeds we receive from the rights offering could be reduced and we could incur damage to our reputation.

The rights offering may cause the price of our common stock to decline.

Depending upon the trading price of our common stock at the time of our announcement of the rights offering and the terms of the rights offering, including the subscription price, together with the number of shares of common stock we could issue if the rights offering is completed, the rights offering may result in a decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price.

Because you may not revoke or change your exercise of the subscription rights unless we are required by law to permit revocation, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed even if you later learn information about us that you consider unfavorable.

Once you exercise your subscription rights, you may not revoke or change the exercise unless we are required by law to permit revocation. The trading price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $0.20 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss. In addition, if you exercise your subscription rights and later learn information about us that you consider unfavorable, you will be committed to buying shares and may not revoke or change your exercise. However, notwithstanding any election forms received from participants (and other account holders) in the 401(k) Plan regarding the exercise of their subscription rights with respect to shares of common stock held through the 401(k) Plan, no subscription rights will be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010). For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

Our common stock is traded on NASDAQ under the symbol “PCBC,” and the closing sale price of our common stock on NASDAQ on October 14, 2010 was $0.78 per share. There can be no assurances that the trading price of our common stock will equal or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

You may not be able to resell any shares of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise your subscription rights, you may not be able to resell the common stock purchased by exercising your subscription rights until your account has been credited with those shares. Moreover, you will have no rights as a shareholder of the shares you purchased in the rights offering until we issue the shares to you. Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, including the guaranteed delivery period and after all necessary calculations have been completed, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price.

If you do not exercise your subscription rights, you will suffer dilution.

If you do not exercise your subscription rights or you exercise less than all of your subscription rights, and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, you will suffer dilution of your percentage ownership of our equity securities relative to such other shareholders. As of the record date, there were 47,406,297 shares of common stock outstanding. As of October 14, 2010, which is following the conversion of all of the shares of Series C Preferred Stock and Series D Preferred Stock into shares of common stock, there were 2,908,224,351 shares of our common stock outstanding. If all of our shareholders exercise their subscription rights in full, we will issue 726,975,565 shares of common stock in the rights offering. Based on the number of shares of common stock outstanding as of October 14, 2010, if we issue all 726,975,565 shares of common stock available in the rights offering, we would have 3,635,199,916 shares of common stock outstanding following the completion of the rights offering.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and neither we nor the subscription agent will have any obligation to you except to return your subscription payment, without interest or penalty.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent, and all payments clear, prior to the expiration date of the rights offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent, and all payments clear, prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering or your payment does not clear prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of any payment that has been received and has cleared. Neither we nor the subscription agent will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

If you are a participant (or other account holder) in our 401(k) Plan, you may exercise your subscription rights with respect to those shares of common stock that you held through the 401(k) Plan as of the record date by properly completing the special election form, called the “401(k) Plan Participant Election Form,” that is provided to you by the subscription agent, BNY Mellon Shareowner Services. You must return your completed 401(k) Plan Participant Election Form to the subscription agent in the manner prescribed in the materials provided to you by the subscription agent. Your 401(k) Plan Participant Election Form must be received by the subscription agent by the close of business on the 4th business day prior to the expiration of the rights offering (November 15, 2010). If your 401(k) Plan Participant Election Form is not received by such special deadline, your election to exercise your subscription rights with respect to shares of our common stock that you hold through the 401(k) Plan will not be effective. See “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.” If you fail to complete the 401(k) Plan Participant Election Form correctly, you may be unable to participate in the rights offering. Neither we, the subscription agent, the information agent, the 401(k) Plan trustee nor anyone else will be under any duty to notify you of any defect or irregularity in connection with your submission of the 401(k) Plan Participant Election Form and we will not be liable for failure to notify you of any defect or irregularity.

Also note that, notwithstanding any election that you make regarding the exercise of your subscription rights with respect to shares of common stock held through the 401(k) Plan, your subscription rights will not be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010). For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration date of the rights offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration date, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by certified or cashier’s check or bank draft drawn on a U.S. bank.

The subscription rights are non-transferable and thus there will be no market for them.

The subscription rights may not be sold, transferred or assigned to anyone else and will not be traded or quoted on NASDAQ or any other stock exchange or trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.

Our 401(k) Plan, which is receiving subscription rights, is not permitted to acquire, hold or dispose of subscription rights absent an exemption from the DOL.

The 401(k) Plan is receiving subscription rights with respect to the shares of common stock held by the 401(k) Plan on behalf of the participants (and other account holders) even though 401(k) plans and other plans subject to ERISA, such as ours, are not permitted under ERISA or Section 4975 of the Code to acquire, hold or dispose of subscription rights absent an exemption from the DOL. We are submitting a request to the DOL that an exemption be granted on a retroactive basis, effective to the commencement of the rights offering, with respect to the acquisition, holding and exercise of the subscription rights by 401(k) Plan and its participants (and other account holders); however, the DOL may deny our pending exemption application. If our exemption request is denied by the DOL, the DOL may require us to take appropriate remedial action and could impose certain taxes and penalties on us.

Our management will have broad discretion over the use of the net proceeds from the rights offering, and we may not invest the proceeds successfully.

We intend to use the net proceeds from the rights offering for general corporate purposes, including an investment in the Bank. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

Risks Relating to Ownership of Our Common Stock

The Investor is a controlling shareholder and may make decisions with respect to fundamental corporate transactions that may be different from the decisions of other shareholders.

Before accounting for any issuance of stock pursuant to the rights offering, the Investor owns approximately 86.0% of our outstanding common stock, and two members of our Board of Directors designated by the Investor were appointed to the Board as a condition to closing the Investment. Accordingly, the Investor has a controlling influence over the election of directors to our Board and over corporate policy, including decisions to enter into mergers or other extraordinary transactions. In pursuing its economic interests, the Investor may make decisions with respect to fundamental corporate transactions that may be different from the decisions of other shareholders.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to our common stock or those of other financial institutions;

•	failure to meet analysts’ loan and deposit volume, revenue, asset quality or earnings expectations;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity or equity-related securities;

•	proposed or adopted regulatory changes or developments;

•	investigations, proceedings, or litigation that involve or affect us;

•	the performance of the national and California economy and the real estate markets in California; or

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

Substantially all of our activities are conducted through the Bank, and, consequently, as the parent company of the Bank, the principal source of funds from which we service debt and pay our obligations and dividends is the receipt of dividends from the Bank. Pursuant to the Operating Agreement, the Bank may not pay a dividend or make a capital distribution to the Company until September 2, 2013. From and after September 2, 2013, the Bank may not pay a dividend or make a capital distribution to the Company without the prior written consent of the OCC. The Written Agreement also restricts the payment of dividends by the Company, as well as the taking of dividends or any other payment representing a reduction in capital from the Bank, without the prior approval of the FRB.

We have suspended payment of cash dividends on our common stock and may not pay any cash dividends on our common stock for the foreseeable future.

On June 22, 2009, we announced that we had suspended payment of cash dividends on our common stock and exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities. We may not pay any cash dividends on our common stock until we are current on interest payments on such subordinated debentures.

Our common stock is equity and therefore is subordinate to our indebtedness and any preferred stock.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our common stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

There may be future sales or other dilution of our equity that may adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of our common stock or preferred stock. The issuance of any additional shares of common or preferred stock or convertible securities or the exercise of such securities could be substantially dilutive to holders of our common stock. The market value of our common stock could also decline as a result of sales by us of a large number of shares of common stock or any future class or series of stock in the market or the perception that such sales could occur.

Resales of our common stock or other securities in the public market may cause the market price of our common stock to fall.

In connection with the Investment, we provided the Investor with customary registration rights with respect to the acquired common stock and the shares of our common stock issued to the Investor upon the conversion of the Series C Preferred Stock. In addition, in connection with the Exchange, we provided Treasury with customary registration rights with respect to the shares of our common stock issued to Treasury upon the conversion of the Series D Preferred Stock. The market value of our common stock could decline as a result of sales by the Investor and/or Treasury of a substantial amount of the common stock held by each of them.

Antitakeover provisions of our articles of incorporation and bylaws and federal and state law may limit the ability of another party to acquire us, which could cause our stock price to decline.

Various provisions of our articles of incorporation and bylaws and certain other actions that we have taken could delay or prevent a third-party from acquiring control of us even if doing so might be beneficial to our shareholders. These include, among other things, the authorization to issue “blank check” preferred stock by action of our Board of Directors acting alone, thus without obtaining shareholder approval. The BHCA and the Change in Bank Control Act of 1978, as amended, together with federal regulations, require that, depending on the particular circumstances, either regulatory approval must be obtained or notice must be furnished to the appropriate regulatory agencies and not disapproved prior to any person or entity acquiring “control” of a national bank, such as the Bank. These provisions may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and you could lose the value of your entire investment.

An investment in shares of our common stock is not a deposit and is not insured against loss or guaranteed by the federal government or any other governmental agency.

Our common stock may be delisted from NASDAQ if we fail to regain compliance with the listing standards applicable to issuers listed on NASDAQ.

On October 8, 2010, we received a written notification from The NASDAQ Stock Market advising us that the closing bid price of our common stock for the previous 30 consecutive business days had been below the minimum $1.00 per share (“Minimum Bid Price Requirement”) required for continued listing on NASDAQ pursuant to NASDAQ Marketplace Rule 5450(a)(1). Pursuant to NASDAQ Marketplace Rule 5810(c)(3)(A), we have been provided an initial grace period of 180 calendar days, or until April 6, 2011, to regain compliance with the Minimum Bid Price Requirement. If we are unable to regain compliance with the Minimum Bid Price Requirement on or prior to April 6, 2011, our common stock may be delisted from NASDAQ. The delisting of our common stock would significantly affect the ability of investors to trade our securities and would likely reduce the liquidity and market price of our common stock. In addition, the delisting of our common stock could also materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from NASDAQ could also have other negative results, including the potential loss of confidence by customers and employees and the loss of institutional investor interest in our common stock.

We expect to effect a reverse stock split in the near future.

We expect to effect a reverse stock split in the near future for the primary purpose of increasing the market price of our common stock and making our common stock more attractive to a broader range of institutional and other investors. Reducing the number of outstanding shares of our common stock through the reverse stock split is intended, absent other factors, to increase the per share market price of our common stock. However, other factors, such as our financial results, market conditions and the market perception of our business and prospects, may adversely affect the market price of our common stock. As a result, there can be no assurance that the reverse stock split, if completed, would increase the per share market price of our common stock, that the per share market price of our common stock would not decrease in the future or that our common stock would be more attractive to a broader range of institutional and other investors. Additionally, we cannot assure shareholders that the per share market price of our common stock after the reverse stock split, if completed, would increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split. Accordingly, the total market capitalization of our common stock after the reverse stock split may be lower than the total market capitalization before the reverse stock split.

The reverse stock split, if completed, would affect all holders of our common stock uniformly and would not affect any shareholder’s percentage ownership interest in the Company, except that record holders of common stock otherwise entitled to a fractional share as a result of the reverse stock split would receive a cash payment in lieu of such fractional share. These cash payments will reduce the number of post-reverse stock split holders of our common stock to the extent there are currently shareholders who would otherwise receive less than one share of common stock after the reverse stock split. The reverse stock split, if completed, may also result in some shareholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

As a controlled company, we are exempt from certain NASDAQ corporate governance requirements.

Our common stock is currently listed on NASDAQ. NASDAQ generally requires a majority of directors to be independent and requires independent director oversight over the nominating and executive compensation functions. However, under the rules applicable to NASDAQ, if another company owns more than 50% of the voting power of a listed company, that company is considered a “controlled company” and is exempt from rules relating to independence of the board of directors and the compensation and nominating committees. We are a controlled company because the Investor beneficially owns more than 50% of our outstanding voting stock. Accordingly, we are exempt from certain corporate governance requirements and holders of our common stock may not have all the protections that these rules are intended to provide.

Our common stock may be subject to regulations prescribed by the SEC relating to “penny stock.”

The SEC has adopted regulations that generally define a “penny stock” to be any equity security that has a market price (as defined in those regulations) of less than $5.00 per share, subject to certain exceptions. If our common stock meets the definition of a penny stock, it will be subject to these regulations, which impose additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, which generally are institutions with assets in excess of $5.0 million and individuals with a net worth in excess of $1.0 million or annual income exceeding $0.2 million (individually) or $0.3 million (jointly with their spouse).

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the years ended December 31, 2005 through 2009 and as of and for the six months ended June 30, 2009 and June 30, 2010. Our selected consolidated financial data presented below for each of the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008 are derived from our audited financial statements and related notes incorporated by reference into this prospectus. Our selected consolidated financial data presented below for each of the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005 are derived from our audited financial statements, which have not been incorporated by reference into this prospectus. Our selected consolidated financial data for the six months ended June 30, 2009 and June 30, 2010 and as of June 30, 2010 are derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus. In the opinion of our management, these amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Our results for the six months ended June 30, 2010 are not necessarily indicative of our results of operations that may be expected for any future period. The selected consolidated financial data should be read in conjunction with the information presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our consolidated financial statements and the accompanying notes and the other information included elsewhere, or incorporated by reference, in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(dollars and share amounts in thousands, except per share amounts)
Results of Operations:
Interest income	$144,829	$184,719	$352,583	$408,166	$465,041	$445,813	$361,385
Interest expense	(60,937)	(84,887)	(153,641)	(171,107)	(212,117)	(184,598)	(111,131)

Net interest income	83,892	99,832	198,942	237,059	252,924	261,215	250,254
Provision for loan losses	(156,583)	(267,618)	(352,398)	(196,567)	(21,314)	(28,030)	(15,662)
Non-interest income	26,834	25,936	58,250	59,539	89,900	55,272	54,742
Non-interest expense	(102,623)	(269,367)	(380,241)	(254,135)	(205,335)	(235,100)	(196,034)

(Loss)/income before taxes	(148,480)	(411,217)	(475,447)	(154,104)	116,175	53,357	93,300
(Benefit)/provision for income taxes	(2,933)	(9,722)	(18,823)	(65,996)	38,987	13,321	31,681

Net (loss)/income from continuing operations	(145,547)	(401,495)	(456,624)	(88,108)	77,188	40,036	61,619
Income from discontinued operations, net	6,767	35,929	35,363	65,358	23,700	54,504	37,666

Net (Loss)/income	(138,780)	(365,566)	(421,261)	(22,750)	100,888	94,540	99,285
Dividend and accretion of Preferred Stock	5,182	4,942	9,996	1,094	—	—	—

Net (loss)/income available to common shareholders	$(143,962)	$(370,508)	$(431,257)	$(23,844)	$100,888	$94,540	$99,285

Per Share Data:
Average number of common shares—basic	46,808	46,658	46,693	46,273	46,816	46,770	45,964
Average number of common shares—diluted	46,808	46,658	46,693	46,273	47,082	47,099	46,358
(Loss)/income from continuing operations:
Basic	$(3.11)	$(8.61)	$(9.78)	$(1.90)	$1.65	$0.86	$1.34
Diluted(1)	$(3.11)	$(8.61)	$(9.78)	$(1.90)	$1.64	$0.85	$1.33
Income from discontinued operations:
Basic	$0.14	$0.77	$0.76	$1.41	$0.51	$1.17	$0.82
Diluted(1)	$0.14	$0.77	$0.76	$1.41	$0.50	$1.16	$0.81
(Loss)/income applicable to common shareholders per share:
Basic	$(3.08)	$(7.94)	$(9.24)	$(0.52)	$2.15	$2.02	$2.16
Diluted(1)	$(3.08)	$(7.94)	$(9.24)	$(0.52)	$2.14	$2.01	$2.14
Book value per common share	$0.99	$5.10	$4.02	$13.14	$14.49	$13.17	$11.69

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(dollars and share amounts in thousands, except per share amounts)
Balance Sheet:
Total loans	$4,603,829	$5,646,769	$5,166,431	$5,764,856	$5,359,155	$5,720,847	$4,898,381
Total assets	$7,126,226	$7,313,432	$7,542,255	$9,573,020	$7,374,115	$7,490,435	$6,871,445
Total deposits	$5,274,204	$4,982,822	$5,373,819	$5,266,725	$4,737,238	$4,917,251	$4,996,126
Long-term debt(2)	$1,118,657	$1,195,173	$1,311,828	$1,510,240	$1,405,602	$1,401,172	$803,212
Total shareholders’ equity	$223,498	$414,409	$364,603	$788,437	$668,356	$617,376	$545,256
Operating and Capital Ratios:
Return on average total assets	n/a	n/a	n/a	n/a	1.4%	1.3%	1.6%
Return on average total shareholder’s equity	n/a	n/a	n/a	n/a	15.3%	16.0%	19.2%
Tier 1 leverage ratio	3.7%	5.6%	5.3%	8.8%	8.0%	7.5%	6.6%
Tier 1 risk-based capital ratio	6.1%	8.2%	7.8%	11.8%	9.7%	8.8%	8.0%
Total risk-based capital ratio	8.9%	11.1%	10.4%	14.6%	12.3%	11.7%	11.3%
Dividend payout ratio	n/a	n/a	n/a	n/a	41.1%	43.8%	36.4%

(1)	(Loss)/income per diluted common share for the six months ended June 30, 2010 and 2009 and for the years ended December 31, 2009 and 2008 is calculated using basic weighted average shares outstanding.
(2)	Includes obligations under capital lease.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

For purposes of this prospectus, we have prepared the following pro forma consolidated financial information using information currently available to management and assumptions management believes to be reasonable. The unaudited pro forma consolidated financial information is derived from our unaudited historical consolidated financial statements for the six months ended June 30, 2010 and from the audited historical consolidated financial statements for the twelve months ended December 31, 2009, excluding discontinued operations, and adjusted for the transactions described below (collectively, the “Pro Forma Transactions”).

Investment and Recapitalization Transactions

Closing of the Investment

The unaudited pro forma consolidated financial information reflects the issuance to the Investor, on August 31, 2010, of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000 shares of Series C Preferred Stock at a purchase price of $1,000 per share, for an aggregate purchase price of $500,000,000 and the subsequent conversion, on September 23, 2010, of all of the Series C Preferred Stock issued to the Investor into 2,275,000,000 shares of our common stock in the aggregate.

Closing of the Exchange

The unaudited pro forma consolidated financial information also reflects (i) the conversion, on September 27, 2010, of all 195,045 shares of Series D Preferred Stock issued to Treasury in exchange for all 180,634 shares of Series B Preferred Stock and accrued and unpaid dividends of $14.4 million into 360,833,250 shares of common stock pursuant to the terms of the Exchange Agreement and (ii) the amendment of the terms of the warrant to purchase 1,512,003 shares of common stock held by Treasury to provide for an exercise price of $0.20 per share for a ten-year term following the Exchange Closing Date.

Closing of the Debt Tenders

The unaudited pro forma consolidated financial information also reflects the completion of the cash tender offer on August 31, 2010 for $50 million in aggregate principal amount of the Bank’s Subordinated Debenture due 2014 and $18 million in aggregate principal amount of the Bank’s 9.22% Subordinated Bank Notes due 2011, in each case at a purchase price of $650 per $1,000 in principal amount of such securities.

Push-Down Accounting Treatment

On August 31, 2010, as a result of the issuance to the Investor of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000 shares of Series C Preferred Stock at a purchase price of $1,000 per share, the Investor acquired equity securities representing, as of such date, approximately 98.1% of our voting securities. In accordance with Accounting Standard Codification (“ASC”) Topic 805, “Business Combinations,” management has followed the acquisition method of accounting and applied “push down” accounting treatment. Accordingly, the unaudited pro forma consolidated financial information reflects the allocation of the aggregate purchase price of $500 million to the assets, liabilities and non-controlling interests of the Company based on their respective fair values.

Rights Offering

The unaudited pro forma consolidated financial information reflects the issuance of 15.335 non-transferable subscription rights for each share of common stock held by shareholders of record as of the record date, with each whole subscription right entitling the holder thereof to purchase one share of common stock at a purchase price of $0.20 per share as described in this prospectus. The unaudited pro forma consolidated financial information also reflects the assumption that our shareholders exercise their subscription rights in full and, as a result, the pro forma information assumes the issuance of 726,975,565 shares of common stock in the rights offering for aggregate proceeds of $145,395,113, less estimated issuance costs.

Repayment of Federal Home Loan Bank (“FHLB”) Advances

The unaudited pro forma consolidated financial information also reflects the early redemption of $802 million in FHLB advances that occurred during September 2010.

Reverse Stock Split

Subsequent to the issuance of shares of common stock in the rights offering, the Company expects to execute a reverse stock split. For purpose of the unaudited pro forma consolidated financial information, management has assumed a 100:1 reverse stock split. The actual conversion ratio the Company may use in the execution of a reverse stock split may be materially different than the assumption used in these unaudited pro forma consolidated financial statements.

Summary of Presentation of Unaudited Pro Forma Consolidated Financial Statements

The unaudited pro forma condensed balance sheet assumes that the Pro Forma Transactions occurred on June 30, 2010. The unaudited pro forma condensed statements of operations for the twelve months ended December 31, 2009 and for the six months ended June 30, 2010 assume that the Pro Forma Transactions occurred on January 1, 2009 as required by the guidance issued by the SEC.

The pro forma adjustments are based upon the best available information and certain assumptions that management believes are reasonable. The unaudited pro forma consolidated financial information has been prepared solely for the purpose of complying with the requirements of the SEC for preparation of pro forma financial statements and is for illustrative purposes only. The actual results reported in the periods following the Pro Forma Transactions may differ materially from those reflected in these unaudited pro forma consolidated financial statements for a number of reasons, including but not limited to, differences between outstanding balances, interest rates, historical financial performance, and assumptions used to prepare pro forma financial information and actual results. As a result, the unaudited pro forma consolidated financial statements do not purport to be indicative of what the financial condition or results of operations would have been had the Pro Forma Transactions been completed on the applicable dates of this unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information is based upon historical financial statements and does not purport to project the future financial condition and results of operations after applying the financial impact of the Pro Forma Transactions. The pro forma adjustments described below have been developed based on assumptions and adjustments, including assumptions relating to the purchase price and the allocation thereof to the assets acquired and liabilities assumed based on historical estimates of fair value. The final purchase price allocation could materially differ from that reflected in the unaudited pro forma consolidated financial information.

The following unaudited pro forma consolidated financial information should be read in conjunction with, and is qualified by reference to, the Company’s audited consolidated financial statements as of December 31, 2009 and for each of the years ended December 31, 2009, 2008 and 2007 including the accompanying notes thereto, the Company’s unaudited consolidated financial statements as of June 30, 2010 and for the twelve months ended December 31, 2009 and the six months ended June 30, 2010, including the accompanying notes thereto, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2009 Form 10-K, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, and our Current Report on Form 8-K filed with the SEC on October 5, 2010, each of which is incorporated by reference in this prospectus.

Pacific Capital Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Balance Sheet

At June 30, 2010

(dollars in thousands)

	Historical	Pro Forma Adjustments	Pro Forma
Assets
Cash and cash equivalents	$1,382,514	$(260,239)	$1,122,275
Investment securities	830,598	—	830,598
Loans, net of allowance	4,344,229	(185,213)	4,159,016
Goodwill and other intangible assets	7,892	127,070	134,962
Other assets	460,221	(2,282)	457,939

Total Assets	$7,025,454	$(320,664)	$6,704,790

Liabilities and Shareholders’ Equity
Deposits	$5,274,204	$24,669	$5,298,873
Long-term debt and other borrowings	1,426,912	(874,526)	552,386
Other liabilities	100,840	25,940	126,780
Shareholders’ equity	223,498	503,253	726,751

Total Liabilities and Shareholders’ Equity	$7,025,454	$(320,664)	$6,704,790

See accompanying notes to the unaudited consolidated pro forma financial information

Pacific Capital Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Statement of Operations

For Twelve Months Ended December 31, 2009

(dollars and share amounts in thousands, except per share amounts)

	Historical	Pro Forma Adjustments	Pro Forma
Interest Income
Loans	$303,057	$—	$303,057
Investment securities	47,890	—	47,890
Other	1,636	—	1,636

Total Interest Income	352,583	—	352,583

Interest Expense
Deposits	83,629	(24,669)	58,960
Long-term debt and other borrowings	70,012	(33,278)	36,734

Total Interest Expense	153,641	(57,947)	95,694

Net Interest Income	198,942	57,947	256,889

Provision for Loan Losses	352,398	(352,398)	—

Non-Interest Income
Service charges and fees	24,884	—	24,884
Trust and investment advisory fees	21,247	—	21,247
Other	12,119	—	12,119

Total non-interest income	58,250	—	58,250

Non-Interest Expense
Goodwill impairment	128,710	(128,710)	—
Salaries and employee benefits	103,228	—	103,228
Occupancy expense	26,214	487	26,701
Other	122,089	5,354	127,443

Total Non-Interest Expense	380,241	(122,869)	257,372

(Loss)/income before provision for income taxes	(475,447)	533,214	57,767

(Benefit)/Provision for income taxes	(18,823)	38,464	19,641

Net (Loss)/Income	(456,624)	494,750	38,126

Dividend and accretion on preferred stock	9,996	(9,996)	—

Net (loss)/income applicable to common shareholders	$(466,620)	$504,746	$38,126

Average shares outstanding (actual and diluted)			3,635,215
Average shares outstanding after effects of reverse stock split			36,352

Net income per common share			$0.01

Net income per common share after effects of reverse stock split			$1.05

See accompanying notes to the unaudited pro forma consolidated financial information

Pacific Capital Bancorp and Subsidiaries

Unaudited Pro Forma Condensed Statement of Operations

For Six Months Ended June 30, 2010

(dollars and share amounts in thousands, except per share amounts)

	Historical	Pro Forma Adjustments	Pro Forma
Interest Income
Loans	$127,610	$—	$127,610
Investment securities	15,518	—	15,518
Other	1,701	—	1,701

Total Interest Income	144,829	—	144,829

Interest Expense
Deposits	35,288	—	35,288
Long-term debt and other borrowings	25,649	(14,991)	10,658

Total Interest Expense	60,937	(14,991)	45,946

Net Interest Income	83,892	14,991	98,883

Provision for Loan Losses	156,583	(156,583)	—

Non-Interest Income
Service charges and fees	11,202	—	11,202
Trust and investment advisory fees	10,583	—	10,583
Other	5,049	—	5,049

Total non-interest income	26,834	—	26,834
Non-Interest Expense
Salaries and employee benefits	43,678	—	43,678
Occupancy expense	11,286	244	11,530
Other	47,659	2,677	50,336

Total Non-Interest Expense	102,623	2,921	105,544

(Loss)/income before provision for income taxes	(148,480)	168,653	20,173

(Benefit)/Provision for income taxes	(2,933)	9,792	6,859

Net (Loss)/Income	(145,547)	158,861	13,314

Dividend and accretion on preferred stock	5,182	(5,182)	—

Net (loss)/income applicable to common shareholders	$(150,729)	$164,043	$13,314

Average shares outstanding (actual and diluted)			3,635,215
Average shares outstanding after effects of reverse stock split			36,352

Net income per common share			$—

Net income per common share after effects of reverse stock split			$0.37

See accompanying notes to the unaudited pro forma consolidated financial information

PACIFIC CAPITAL BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma consolidated financial statements were prepared using the “push down” method of acquisition accounting under existing GAAP standards and are based on the Company’s historical consolidated financial statements for the twelve months ended December 31, 2009 and for the six months ended June 30, 2010.

The unaudited pro forma condensed balance sheet gives effect to the Pro Forma Transactions as if such transactions occurred at June 30, 2010. The unaudited pro forma condensed statements of operations for the twelve months ended December 31, 2009 and for the six months ended June 30, 2010 give effect to the Pro Forma Transactions as if such transactions occurred on January 1, 2009 as required by SEC guidance.

The Authoritative Guidance for Acquisition Accounting and Fair Value Measures (the “Authoritative Guidance”) requires, among other things, that assets acquired, liabilities assumed, and non-controlling interests be recognized at their fair values as of the acquisition date. In addition, it establishes that equity be measured at the closing date of the acquisition based on the purchase price of the controlling interests and fair value of non-controlling interests for the acquisition under the Authoritative Guidance. The Authoritative Guidance defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. Fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The pro forma adjustments described below have been developed based on assumptions, including assumptions relating to the purchase price and the allocation thereof to the assets acquired, liabilities assumed, and non-controlling interests based on preliminary estimates of fair value. The final purchase price allocation may materially differ from that reflected in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are provided for illustrative purposes only and do not purport to represent what the Company’s consolidated results of operations or consolidated financial position would have been had the Pro Forma Transactions occurred on the dates assumed, nor are they necessarily indicative of the Company’s future consolidated results of operations or financial position.

Note 2—Unaudited Pro Forma Adjustments

The unaudited pro forma condensed balance sheet gives effect to the Pro Forma Transactions as if such transactions occurred on June 30, 2010. The unaudited pro forma condensed statements of operations for the twelve months ended December 31, 2009 and for the six months ended June 30, 2010 gives effect to the Pro Forma Transactions as if such transactions occurred on January 1, 2009 as required by SEC guidance. The unaudited pro forma consolidated financial statements exclude the effects of discontinued operations as required by SEC guidance, goodwill impairments and the provision for loan losses and include the following Pro Forma Transactions:

(1) Closing of the Investment

This unaudited pro forma consolidated financial information reflects the issuance to the Investor, on August 31, 2010, of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000

PACIFIC CAPITAL BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares of Series C Preferred Stock at a purchase price of $1,000 per share, for an aggregate purchase price of $500,000,000 and the subsequent conversion, on September 23, 2010, of all of the Series C Preferred Stock issued to the Investor into 2,275,000,000 shares of our common stock in the aggregate.

(2) Closing of the Exchange

This unaudited pro forma consolidated financial information reflects (i) the conversion, on September 27, 2010, of all 195,045 shares of Series D Preferred Stock issued to Treasury in exchange for all 180,634 shares of Series B Preferred Stock and accrued and unpaid dividends of $14.4 million into 360,833,250 shares of common stock pursuant to the terms of the Exchange Agreement and (ii) the amendment, on August 31, 2010 of the terms of the warrant to purchase 1,512,003 shares of common stock held by Treasury to provide for an exercise price of $0.20 per share for a ten-year term following the Exchange Closing Date.

(3) Closing of the Debt Tenders

This unaudited pro forma consolidated financial information reflects the completion of the cash tender offers on August 31, 2010 for $50 million in aggregate principal amount of the Bank’s Subordinated Debenture due 2014 and $18 million in aggregate principal amount of the Bank’s 9.22% Subordinated Bank Notes due 2011, in each case at a purchase price of $650 per $1,000 in principal amount of such securities.

(4) Application of “Push Down” Accounting

This unaudited pro forma consolidated financial information reflects the acquisition method of accounting and applies “push down” accounting treatment in accordance with ASC Topic 805, “Business Combinations” based on the acquisition by the Investor, on August 31, 2010, of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000 shares of Series C Preferred Stock at a purchase price of $1,000 per share, which collectively represented, as of such date, approximately 98.1% of our voting securities. The Authoritative Guidance requires, among other things, that assets acquired, liabilities assumed, and non-controlling interests be recognized at their fair values as of the acquisition date. In addition, it establishes equity be measured at the closing date of the acquisition based on the purchase price of the controlling interests and fair value of non-controlling interests for the acquisition under the Authoritative Guidance.

Accordingly, pro forma adjustments for both the unaudited pro forma condensed balance sheet and unaudited pro forma condensed statements of operations include adjustments to revalue assets and liabilities, which were revalued using the best estimate of current fair value as required and the amortization or accretion of intangibles and other premiums or discounts based on the estimated remaining life of such assets or liabilities.

PACIFIC CAPITAL BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allocation of business enterprise value is as follows:

(dollars in thousands)
Purchase Price
Cash and cash equivalents	$1,835,499
Investment securities	830,598
Loans, net of allowance	4,159,016
Goodwill and other intangible assets	134,962
Other assets	457,939
Deposits	(5,298,873)
Long-term debt and other borrowings	(1,410,504)
Other liabilities	(126,780)
Non-controlling interests	(81,857)

Total estimated purchase price	$500,000

The following tables summarize the estimated amortization and accretion of the intangibles, premiums and discounts based on the estimated remaining life of the assets and liabilities revalued in conjunction with the “push down” accounting.

	For the Twelve Months Ended December 31, 2009
	Estimated Life	Beginning Balance	Amortization/ Accretion	Ending Balance
	(dollars in thousands)
Goodwill	Indefinite	$59,548	$—	$59,548
Trade names	Indefinite	12,738	—	12,738
Customer relationship intangible	14 years	19,270	1,376	17,894
Core deposit intangible	10 years	39,779	3,978	35,801
Real property	13 years	13,433	1,033	12,400
Lease liability	14 years	7,649	546	7,103
Subordinated debt discount	3 years	10,274	3,425	6,849
Trust preferred discount	25 years	18,356	734	17,622
Time deposit premium	1 year	24,669	24,669	—
Repurchase agreement premium	6 years	24,514	4,086	20,428

	For the Six Months Ended June 30, 2010
	Estimated Life	Beginning Balance	Amortization/ Accretion	Ending Balance
	(dollars in thousands)
Goodwill	Indefinite	$59,548	$—	$59,548
Trade names	Indefinite	12,738	—	12,738
Customer relationship intangible	14 years	17,894	688	17,206
Core deposit intangible	10 years	35,801	1,989	33,812
Real property	13 years	12,400	517	11,883
Lease liability	14 years	7,103	273	6,830
Subordinated debt discount	3 years	6,849	1,713	5,136
Trust preferred discount	25 years	17,622	367	17,255
Time deposit premium	1 year	—	—	—
Repurchase premium	6 years	20,428	2,043	18,385

PACIFIC CAPITAL BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Early Redemption of FHLB Advances

This unaudited pro forma consolidated financial information reflects the early redemption of $802 million in FHLB advances and a prepayment penalty or premium of $55.7 million. The Company expects to use the net proceeds from the issuance and sale to the Investor of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000 shares of Series C Preferred Stock at a purchase price of $1,000 per share, for an aggregate purchase price of $500,000,000, along with cash held in excess of the Company’s liquidity requirements, to redeem FHLB advances earlier than the schedule maturities in order to rationalize the overall liquidity held by the Bank. Interest expense for FHLB advances has been reduced as shown in the following table:

	For the Twelve Months Ended December 31, 2009	For the Six Months Ended June 30, 2010
	(dollars in thousands)
Interest Expense
YTD average balance FHLB advances	$1,189,645	$931,416
Interest rate	4.16%	3.75%
Historical interest expense on FHLB advances	$49,446	$17,444

Balance of FHLB advances redeemed	$802,410	$802,410
Interest rate	4.16%	3.75%
Estimated interest expense on prepaid FHLB advances	$33,351	$15,028

(6) Completion of Rights Offering

The unaudited pro forma consolidated financial information reflects the issuance of 15.335 non-transferable subscription rights for each share of common stock held by shareholders of record as of the record date, with each whole subscription right entitling the holder thereof to purchase one share of common stock at a purchase price of $0.20 per share as described in this prospectus. The unaudited pro forma consolidated financial information also reflects the assumption that our shareholders exercise their subscription rights in full and, as a result, the pro forma information assumes the issuance of 726,975,565 shares of common stock in the rights offering for aggregate proceeds of $145,395,113, less estimated issuance costs.

PACIFIC CAPITAL BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Reverse Stock Split

The unaudited pro forma consolidated financial information reflects a 100:1 reverse stock split in the earnings per share amounts.

Number of Shares
(dollars in thousands, except share and per share amounts)
Common Shares
Legacy shareholders	47,406,297
Common shares issued to SB Acquisition Company	225,000,000
Converted preferred shares issued to SB Acquisition	2,275,000,000
Converted preferred Shares issued to the U.S. Treasury	360,833,250
Full participation in rights offering	726,975,565

Total Common Stock before reverse stock split	3,635,215,112
Reverse stock split ratio	100

Total Common Stock after reverse stock split	36,352,151

Total equity	$726,751
Book value per share after reverse stock split	$19.99

Tangible equity	$591,789
Tangible book value per share after reverse stock split	$16.28

USE OF PROCEEDS

The total proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all of the 726,975,565 shares that are available in the rights offering, the total proceeds to us, before expenses, will be $145,395,113. We estimate that the expenses of the rights offering will be approximately $365,000, resulting in estimated net proceeds to us, assuming that all of the shares available in the rights offering are sold, of approximately $145.0 million. We intend to use the net proceeds from the rights offering for general corporate purposes, including an investment in the Bank.

Because there is no minimum number of shares that must be sold in the rights offering, we can provide no assurance regarding the amount of capital we will actually raise in the rights offering.

CAPITALIZATION

The following table shows the Company’s actual unaudited consolidated capitalization at June 30, 2010 and the pro forma unaudited consolidated capitalization at June 30, 2010 after giving effect to the issuance to the Investor, on August 31, 2010, of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000 shares of Series C Preferred Stock at a purchase price of $1,000 per share, for an aggregate purchase price of $500,000,000, and the subsequent conversion, on September 23, 2010, of all of the Series C Preferred Stock issued to the Investor into 2,275,000,000 shares of our common stock in the aggregate.

The unaudited pro forma consolidated capitalization table also reflects (i) the conversion, on September 27, 2010, of all 195,045 shares of Series D Preferred Stock issued to Treasury in exchange for all 180,634 shares of Series B Preferred Stock and accrued and unpaid dividends of $14.4 million into 360,833,250 shares of common stock pursuant to the terms of the Exchange Agreement and (ii) the amendment of the terms of the warrant to purchase 1,512,003 shares of common stock held by Treasury to provide for an exercise price of $0.20 per share for a ten-year term following the Exchange Closing Date.

The unaudited pro forma consolidated capitalization table also reflects the completion of the cash tender offers on August 31, 2010 for $50 million in aggregate principal amount of the Bank’s Subordinated Debenture due 2014 and $18 million in aggregate principal amount of the Bank’s 9.22% Subordinated Bank Notes due 2011, in each case at a purchase price of $650 per $1,000 in principal amount of such securities.

The unaudited pro forma consolidated capitalization table also reflects the acquisition method of accounting and applies “push down” accounting treatment in accordance with ASC Topic 805 based on the acquisition by the Investor, on August 31, 2010, of 225,000,000 shares of common stock at a purchase price of $0.20 per share and 455,000 shares of Series C Preferred Stock at a purchase price of $1,000 per share, which collectively represented, as of such date, approximately 98.1% of our voting securities. The Authoritative Guidance requires, among other things, that assets acquired, liabilities assumed, and non-controlling interests be recognized at their fair values as of the acquisition date. In addition, it establishes that equity be measured at the closing date of the acquisition based on the purchase price of the controlling interests and fair value of non-controlling interests for the acquisition under the Authoritative Guidance. Accordingly, the unaudited pro forma consolidated financial information reflects the allocation of the aggregate purchase price of $500 million to the assets, liabilities and non-controlling interests of the Company based on their respective fair values.

The unaudited pro forma consolidated capitalization table also reflects the issuance of 15.335 non-transferable subscription rights for each share of common stock held by shareholders of record as of the record date, with each whole subscription right entitling the holder thereof to purchase one share of common stock at a purchase price of $0.20 per share as described in this prospectus. The unaudited pro forma consolidated capitalization table also reflects the assumption that our shareholders exercise their subscription rights in full and, as a result, the pro forma information assumes the issuance of 726,975,565 shares of common stock in the rights offering for aggregate proceeds of $145,395,113, less estimated issuance costs.

The unaudited pro forma consolidated capitalization table also reflects a 100:1 reverse stock split in the earnings per share amounts.

Pacific Capital Bancorp and Subsidiaries

Unaudited Capitalization Table

At June 30, 2010

(dollars and shares in thousands except per share amounts)

	Actual	Pro Forma
Liabilities and Shareholders’ Equity
Subordinated debt	$121,000	$42,726
Trust preferred securities	69,426	51,070

Shareholders’ equity
Preferred stock	$177,178	$—
Common stock	137,132	726,751
Accumulated deficit	(106,029)	—
Cumulative other comprehensive income	15,217	—

Total Shareholders’ Equity	$223,498	$726,751

Other financial information:
Shares of common stock outstanding	46,895	36,352
Book value per share of common stock	$0.99	$19.99
Tangible book value per share of common stock	$0.82	$16.28
Tangible equity to tangible assets	0.5%	9.0%
Tier 1 leverage ratio	3.7%	9.8%
Tier 1 risk-based capital ratio	6.1%	10.2%
Total risk-based capital ratio	8.9%	15.2%

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on NASDAQ under the symbol “PCBC.” The following table sets forth, for the periods indicated, the quarterly high and low sale prices of our common stock on NASDAQ and the cash dividends declared on the common stock.

	High	Low	Dividend
Fiscal Year 2010
Fourth Quarter (through October 14, 2010)	$0.92	$0.74	—
Third Quarter	1.66	0.62	—
Second Quarter	5.49	0.62	—
First Quarter	2.45	0.97	—
Fiscal Year 2009
Fourth Quarter	$1.93	$0.61	—
Third Quarter	3.37	1.44	—
Second Quarter	8.86	2.05	—
First Quarter	17.47	5.80	0.11
Fiscal Year 2008
Fourth Quarter	$21.42	$11.25	$0.22
Third Quarter	27.99	9.88	0.22
Second Quarter	24.15	13.76	0.22
First Quarter	23.50	16.08	0.22

The last reported sale price of our common stock on NASDAQ on October 14, 2010 was $0.78 per share.

The number of record holders of our common stock on October 14, 2010 was 3,304.

Holders of our common stock are entitled to receive such dividends as may be lawfully declared from time to time by our Board of Directors. On June 22, 2009, we announced that we had suspended payment of cash dividends on our common stock and exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities.

In addition, pursuant to the Operating Agreement, the Bank may not pay a dividend or make a capital distribution to the Company until September 2, 2013. From and after September 2, 2013, the Bank may not pay a dividend or make a capital distribution to the Company without the prior written consent of the OCC. The Written Agreement also restricts the payment of dividends by the Company, as well as the taking of dividends or any other payment representing a reduction in capital from the Bank, without the prior approval of the FRB.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. If you hold your shares in a brokerage account or through a broker, dealer, custodian bank or other nominee, please also refer to “—Method of Exercising Subscription Rights—Subscription by Beneficial Owners” and “—Notice to Brokers and Nominees” below.

The Subscription Rights

We are distributing to holders of our common stock as of 4:01 p.m., New York City time, on August 30, 2010, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive 15.335 subscription rights for each share of common stock you owned as of 4:01 p.m., New York City time, on August 30, 2010. The subscription rights will be evidenced by a subscription rights certificate and election form. Subscription rights may only be exercised in whole numbers; we will not issue fractional rights and will round all of the subscription rights down to the nearest whole number for each holder of record. If our shareholders do not exercise their subscription rights in full, we will not issue the full number of shares authorized for issuance in connection with the rights offering.

Each whole subscription right that you own will entitle you to purchase one share of our common stock at a subscription price of $0.20 per share. You may exercise some or all of your subscription rights, or you may choose not to exercise any of your subscription rights.

For example, if you owned 1,000 shares of our common stock as of 4:01 p.m., New York City time, on the record date, you would receive 15,335 subscription rights and would have the right to purchase 15,335 shares of common stock for $0.20 per share. However, if you owned 500 shares of our common stock as of 4:01 p.m., New York City time, on the record date, you would receive 7,667 subscription rights and would have the right to purchase 7,667 shares of common stock for $0.20 per share.

No Over-Subscription Rights or Backstop

There are no over-subscription rights associated with the rights offering. In addition, no shareholder, including the Investor, will backstop the rights offering. As a result, neither you nor any shareholder, including the Investor, will have the opportunity to purchase additional shares not purchased by other shareholders pursuant to their subscription rights.

Limitation on Exercise of Subscription Rights

Under applicable federal and state banking laws, any purchase of shares of our common stock may require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of certain threshold ownership interests. In particular, the BHCA requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the FRB prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval or nonobjection of the FRB to acquire 10% or more of our common stock under the Change in Bank Control Act of 1978, as amended (the “CIBCA”). Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA. The FRB requires an application, notice or passivity agreement to rebut the presumption of control to be filed prior to obtaining such ownership interest.

No Fractional Rights

Subscription rights may only be exercised in whole numbers. We will not issue fractional subscription rights or cash in lieu of fractional rights. Subscription rights will be rounded down to the nearest whole number for each holder of record.

Subscription Price

The subscription price per share of common stock is $0.20. The subscription price was established by our Board of Directors and is the same implied price per share of common stock paid by the Investor for the common stock and Series C Preferred Stock purchased in the Investment. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or the future market value of our common stock. We cannot assure you that the market price of the common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

Expiration Time and Date; Closing; Amendments

The subscription rights will expire at 5:00 p.m., New York City time, on November 19, 2010. Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed subscription rights certificate and election form and deliver it, along with the full subscription price, to the subscription agent before 5:00 p.m., New York City time, on the expiration date of the rights offering, unless the expiration date is extended. All required documents must be received, and your payment must be received and clear, prior to the expiration date. After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights that the subscription agent receives after the expiration of the rights offering, regardless of when you sent the documents regarding that exercise, unless you have used the guaranteed delivery procedures described under “—Notice of Guaranteed Delivery.” However, even if you are using such guaranteed delivery procedures, your payment still must be received and clear prior to the expiration date. All shares purchased in the rights offering will be issued in book-entry, or uncertificated, form. If your subscription payment exceeds the subscription price for the exercise of all of your subscription rights, or if you subscribe for more shares than you are eligible to purchase, then the excess will be returned to you, without interest or penalty, as soon as practicable following the expiration date of the rights offering.

If you are a participant or other account holder in our 401(k) Plan, please refer to the deadlines set out in “—Special Instructions for Participants in Our 401(k) Plan.”

We reserve the right to amend, extend, cancel, terminate or otherwise modify the terms of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering (1) to raise equity capital and (2) to provide our existing shareholders with the opportunity to purchase our common stock at the same implied price per share of common stock paid by the Investor for the common stock and Series C Preferred Stock purchased in the Investment.

Anticipated Proceeds From the Rights Offering

The total proceeds to us from the rights offering will depend on the number of rights that are exercised. If we issue all 726,975,565 shares of common stock available in the rights offering, the total proceeds to us, before expenses, will be approximately $145.4 million. We estimate that the expenses of the rights offering will be approximately $365,000, resulting in estimated net proceeds to us, assuming all of the shares available in the rights offering are sold, of approximately $145.0 million. We will use the net proceeds from the rights offering for general corporate purposes, including an investment in the Bank.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. To exercise your subscription rights, you must properly complete and execute the subscription rights certificate and election form, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of our common stock you are subscribing for, to the subscription agent at the address set forth under “—Subscription Agent” below, prior to the expiration date or, if you cannot deliver your subscription rights certificate and election form to the subscription agent prior to the expiration date, you may follow the guaranteed delivery procedures described under “—Notice of Guaranteed Delivery” below. Your payment in any case must be received and cleared prior to the expiration date. See “—Receipt of Payment” below.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of our common stock, meaning that you hold your shares in “street name” through a broker, dealer, custodian bank or other nominee, we will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, dealer, custodian bank or other nominee act for you and exercise your subscription rights and deliver all documents and payment on your behalf, including a “Nominee Holder Certification,” prior to 5:00 p.m., New York City time, on the expiration date of the rights offering. If you hold certificates of our common stock directly and would prefer to have your broker, dealer, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

To indicate your decision with respect to your subscription rights, you should complete and return to your broker, dealer, custodian bank or other nominee, the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer, custodian bank or other nominee with the other subscription rights offering materials. If you wish to obtain a separate subscription rights certificate and election form, you should contact the nominee as soon as possible and request that a separate subscription rights certificate and election form be issued to you. You should contact your broker, dealer, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, dealer, custodian bank or other nominee or if you receive it without sufficient time to respond.

Your subscription rights will not be considered exercised unless the subscription agent actually receives from you, your broker, dealer, custodian bank or other nominee, as the case may be, all of the required documents (including those referenced under “—Notice of Guaranteed Delivery” below if you are following the guaranteed delivery procedures) and your full subscription price payment (and your payment has cleared) prior to 5:00 p.m., New York City time, on November 19, 2010, the scheduled expiration date of the rights offering.

If you are a participant or other account holder in our 401(k) Plan, please refer to the information set out in “—Special Instructions for Participants in Our 401(k) Plan.”

If you are following the guaranteed delivery procedures, please refer to the information set out in “—Notice of Guaranteed Delivery.”

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock that you wish to acquire in the rights offering. Your payment must be delivered in one of the following ways:

•	uncertified personal check payable to “BNY Mellon Shareowner Services”; or

•	certified or cashier’s check or bank draft drawn upon a U.S. bank payable to “BNY Mellon Shareowner Services (acting as behalf of Mellon Bank, N.A.).”

Notwithstanding the foregoing, all subscription rights exercised through the 401(k) Plan must be exercised with funds set aside in the 401(k) Plan Liquidity Fund as described below. PLEASE DO NOT SEND CHECKS TO THE SUBSCRIPTION AGENT, THE PLAN ADMINISTRATOR OR ANY OTHER PARTY FOR THE EXERCISE OF YOUR 401(K) PLAN SUBSCRIPTION RIGHTS.

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	clearance of any uncertified personal check deposited by the subscription agent; or

•	receipt by the subscription agent of any certified check or cashier’s check drawn upon a U.S. bank.

Clearance of Uncertified Personal Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the subscription agent until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified or cashier’s check or bank draft drawn on a U.S. bank.

Instructions for Completing Your Subscription Rights Certificate and Election Form

You should read the instruction letter accompanying the subscription rights certificate and election form carefully and strictly follow it. Do not send the subscription rights certificate and election form or payments to us. Except as described below under “—Notice of Guaranteed Delivery,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed subscription rights certificate and election form and payment of the full subscription amount and such payment has cleared. The risk of delivery of all documents and payments is on you or your nominee, not us or the subscription agent.

The method of delivery of the subscription rights certificate and election form and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we urge you to pay or arrange for payment by means of certified or cashier’s check or bank draft to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information; Manner of Delivery

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of whole subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of our common stock, the subscription agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

If you deliver subscription documents, subscription rights certificate and election forms, payments or notices of guaranteed delivery in a manner different from that described in this prospectus, we may not honor the exercise of your subscription rights.

Conditions and Cancellation

We reserve the right to amend, extend, cancel, terminate or otherwise modify the rights offering at any time before completion of the rights offering for any reason. If we cancel or terminate the rights offering, we will issue a press release notifying shareholders of the cancellation, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Subscription Agent

BNY Mellon Shareowner Services is acting as the subscription agent for the rights offering under an agreement with us. All subscription rights certificate and election forms, payments of the subscription price, and nominee holder certifications, to the extent applicable to your exercise of rights, must be delivered to BNY Mellon Shareowner Services as follows:

By mail:	By overnight courier or by hand:

Attn: Corporate Action Department, 27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606	Attn: Corporate Action Department, 27th Floor 480 Washington Boulevard Jersey City, New Jersey 07310

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to BNY Mellon Shareowner Services, the information agent, by calling, if you are located within the U.S., Canada or Puerto Rico, (866) 339-6260 (toll free) or, if you are located outside the U.S., (201) 680-6579 (collect).

We will pay the fees and expenses of BNY Mellon Shareowner Services. We have also agreed to indemnify BNY Mellon Shareowner Services against certain liabilities in connection with the rights offering.

Special Instructions for Participants in Our 401(k) Plan

Subscription rights will be allocated to any participant or other account holder (such as a beneficiary) in the 401(k) Plan whose account under the 401(k) Plan holds shares of our common stock, based upon the number of shares held in the account as of the record date for the rights offering. Those participants (or other account holders) with 401(k) Plan accounts who are allocated subscription rights will have the ability to direct the 401(k) Plan trustee to exercise some or all of the subscription rights allocable to them.

If shares of our common stock are held in your account under the 401(k) Plan as of the record date, you will receive subscription solicitation materials from the subscription agent, BNY Mellon Shareholder Services, which will include specific instructions for participating in the rights offering through the 401(k) Plan, a copy of this prospectus and a special election form, called the “401(k) Plan Participant Election Form.” If you wish to exercise your subscription rights, in whole or in part, your completed 401(k) Plan Participant Election Form must be received by the subscription agent by the close of business on the 4th business day prior to the expiration of the rights offering (November 15, 2010). If your 401(k) Plan Participant Election Form is not received by such special deadline, your election to exercise your subscription rights with respect to shares of our common stock that you hold through the 401(k) Plan will not be effective. This is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the different deadline set forth in this prospectus for shareholders generally) and solely with respect to the shares held through the 401(k) Plan; any subscription rights credited to your 401(k) Plan accounts will expire unless they are properly exercised by this special deadline. You should receive the 401(k) Plan Participant Election Form with the other rights offering materials. If you do not receive this form, you should contact the information agent if you believe you are entitled to participate in the rights offering with respect to shares you hold under the 401(k) Plan.

If you elect to exercise some or all of your subscription rights, you must ensure that the total amount of the funds required for such exercise has been allocated to the Schwab Value Advantage Money Institutional Prime Shares fund (the “Liquidity Fund”) by the close of business on the 4th business day prior to the expiration of the rights offering (November 15, 2010). On or about November 19, 2010, the necessary subscription payment amount will be deducted from the Liquidity Fund and such funds will be transferred to the subscription agent. However, notwithstanding any election forms received from participants (and other account holders) in the 401(k) Plan regarding the exercise of their subscription rights with respect to shares of common stock held through the 401(k) Plan, no subscription rights will be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010).

If you have not allocated enough funds to the Liquidity Fund sufficient to exercise all of your subscription rights in accordance with your election by the close of business on the 4th business day prior to the expiration of the rights offering (November 15, 2010), Charles Schwab (the “Plan Administrator”), will liquidate your 401(k) Plan investments on a pro-rata basis (including self-directed PCRA accounts and/or accounts within the Morton Capital Portfolio, if applicable, but not including shares of common stock) to generate the cash needed to exercise the number of subscription rights indicated in your election form. The Plan Administrator will under no circumstances liquidate shares of common stock to cover the exercise of your subscription rights. If your account cannot generate enough cash to cover the exercise of subscription rights, the Plan Administrator will not honor the exercise request and your exercise election will be voided.

Any shares of our common stock purchased upon exercise of the subscription rights that you hold under the 401(k) Plan will be allocated to your account under the common stock investment option, where they will remain subject to your further investment directions in accordance with the terms of the 401(k) Plan.

Once you submit your completed 401(k) Plan Participant Election Form, you may not revoke your exercise instructions. If you elect to exercise your subscription rights, you should be aware that the market value of our common stock may go up or down during the period after you submit your 401(k) Plan Participant Election Form and before the time that our common stock is purchased under the subscription rights and allocated to your account under the 401(k) Plan. However, as discussed above, notwithstanding any election that you make pursuant to a 401(k) Plan Participant Election Form, your subscription rights will not be exercised with respect to shares held through the 401(k) Plan if the per share public trading price of our common stock is not greater than $0.20 on the 4th business day prior to the expiration date (November 15, 2010).

All subscription payments received by the subscription agent on your behalf and not applied to the purchase of shares of our common stock will be returned to the 401(k) Plan and deposited in the Liquidity Fund. The Plan Administrator will later liquidate each participant’s Liquidity Fund and allocate the resulting cash to various funds based on each participant’s current investment election on file. If no elections are on file, the dollars will be allocated to an age-appropriate default fund in accordance with the terms of the 401(k) Plan. Similarly, as described above, if on the 4th business day prior to the expiration date of the rights offering the per share public trading price of our common stock is not greater than $0.20 and your subscription rights are therefore not exercised, all unused subscription payments will be re-allocated as previously described.

Neither we, the subscription agent, the information agent, nor the 401(k) Plan trustee, or anyone else will be under any duty to notify you of any defect or irregularity in connection with your submission of the 401(k) Plan Participant Election Form, and we will not be liable for failure to notify you of any defect or irregularity with respect to the completion of such form. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in the proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

The 401(k) Plan Participant Election Form must be received by the subscription agent by the close of business on the 4th business day prior to the expiration of the rights offering (November 15, 2010). A self-addressed envelope has been included in the materials provided to our 401(k) Plan participants along with this prospectus, which you may use to mail the 401(k) Plan Participant Election Form. In any event, you must use one of the addresses set forth below:

By mail:	By overnight courier or by hand:

BNY Mellon Shareowner Services Attn: Corporate Action Department, 27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606	BNY Mellon Shareowner Services Attn: Corporate Action Department, 27th Floor 480 Washington Boulevard Jersey City, New Jersey 07310

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

Fees and Expenses

We will pay all fees charged by the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither we nor the subscription agent will pay such expenses.

Notice to Brokers and Nominees

If you are a broker, dealer, custodian bank or other nominee who holds shares of our common stock for the account of others on the rights offering record date, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate subscription rights certificate and election form and submit it to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the rights offering record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

In the case of subscription rights that you hold of record on behalf of others through the Depository Trust Company (“DTC”), those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the subscription agent’s DTC account, and by delivering to the subscription agent the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Notice of Guaranteed Delivery

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the subscription rights certificate and election form evidencing your subscription rights to the subscription agent, before the time the rights offering expires, you may exercise your subscription rights by the following guaranteed delivery procedures:

•

deliver to the subscription agent prior to the expiration date of the rights offering your subscription price payment in full for each share you subscribed for in the rights offering in the manner set forth above under “—Payment Method”;

•

deliver to the subscription agent prior to the expiration date the form entitled “Notice of Guaranteed Delivery,” substantially in the form provided with the Instructions For Use of Pacific Capital Bancorp Subscription Rights Certificate and Election Form, which will be distributed with your subscription rights certificate and election form; and

•

deliver the properly completed subscription rights certificate and election form evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the subscription agent no later than three business days after the expiration date of the rights offering. For purposes of these Notice of Guaranteed Delivery procedures, “business day” means any day on which trading is conducted on NASDAQ.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions For Use of Pacific Capital Bancorp Subscription Rights Certificate and Election Form, which will be distributed to you with your subscription rights certificate and election form. Your Notice of Guaranteed Delivery must include a signature guarantee from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, or a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must state:

•	your name;

•

the number of subscription rights represented by your subscription rights certificate and election form and the number of shares of our common stock for which you are subscribing in the rights offering; and

•

your guarantee that you will deliver to the subscription agent the subscription rights certificate and election form indicating the number of subscription rights you are exercising within three business days following the expiration date of the rights offering.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your subscription rights certificate and election form at the address set forth above under “—Subscription Agent” or it may be transmitted, if transmitted by an Eligible Institution, to the subscription agent by facsimile transmission to (201) 680-4626. You should confirm receipt of all facsimile transmissions by calling the subscription agent at (201) 680-4860.

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you request them. Please call BNY Mellon Shareowner Services, the information agent, to request any copies of the form of Notice of Guaranteed Delivery, if you are located within the U.S., Canada or Puerto Rico, at (866) 339-6260 (toll free) or, if you are located outside the U.S., at (201) 680-6579 (collect).

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, the Instructions For Use of Pacific Capital Bancorp Subscription Rights Certificate and Election Form or the Notice of Guaranteed Delivery, you should contact the information agent, BNY Mellon Shareowner Services, by telephone, if you are located within the U.S., Canada or Puerto Rico, at (866) 339-6260 (toll free) or, if you are located outside the U.S., at (201) 680-6579 (collect).

Transferability of Rights

The subscription rights granted to you may be exercised only by you. You may not sell, transfer or assign your subscription rights to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither the subscription agent nor we shall be under any duty to notify you or your representative of defects in your subscription(s). A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed subscription rights certificate and election form and any other required documents and payment of the full subscription amount have been received by the subscription agent (and any payment by uncertified personal check has cleared). Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money until the rights offering is completed or is cancelled. You will not be entitled to any interest on these funds. If the rights offering is cancelled for any reason, the subscription agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Certificates for Shares of Common Stock

All shares of our common stock that you purchase in the rights offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for issuance to each subscription rights holder of record that has validly exercised its subscription rights, the shares of common stock purchased in the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares that you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

Rights of Subscribers

You will have no rights as a shareholder with respect to the shares of our common stock purchased in the rights offering until your account, or your account at your broker, dealer, custodian bank or other nominee, is credited with such shares. Except as required by law, you will have no right to revoke your subscriptions after you deliver your completed subscription rights certificate and election form, subscription payment and any other required documents to the subscription agent. If the rights offering is not completed, the subscription agent will return, without interest or penalty, as soon as practicable all subscription payments.

Foreign Shareholders

We will not mail the subscription rights certificate and election form to shareholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold these subscription rights certificate and election forms for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 5:00 p.m., New York City time, on the expiration date of the rights offering and demonstrate to the satisfaction of the Company that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the subscription rights certificate and election form to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid, unless we are required by law to grant revocation rights. All exercises of subscription rights are irrevocable, unless we are required by law to grant revocation rights, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of our common stock offered pursuant to the rights offering.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to own or control the shares and if, at the time the rights offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice. See also “The Rights Offering—Limitation on Exercise of Subscription Rights.”

No Recommendation to Subscription Rights Holders

Neither our Board of Directors nor the Investor is making any recommendations regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price of our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and the risks described in the documents incorporated by reference in this prospectus, including but not limited to the section entitled “Risk Factors” in our 2009 Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be traded or quoted on NASDAQ or any other stock exchange or trading market. Our common stock trades on NASDAQ under the symbol “PCBC” and the shares to be issued in connection with the rights offering will be eligible for trading on NASDAQ under the same symbol.

Shares of Common Stock Outstanding After the Rights Offering

As of the record date, there were 47,406,297 shares of our common stock outstanding. As of October 14, 2010, which is following the conversion of all of the shares of Series C Preferred Stock and Series D Preferred Stock into shares of common stock, there were 2,908,224,351 shares of our common stock outstanding. If all of our shareholders exercise their subscription rights in full, we will issue 726,975,565 shares of common stock in the rights offering. Based on the number of shares of common stock outstanding as of October 14, 2010, if we issue all 726,975,565 shares of common stock available in the rights offering, we would have 3,635,199,916 shares of common stock outstanding following the completion of the rights offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our restated articles of incorporation and our amended and restated bylaws, copies of which have been filed with the SEC.

The authorized capital stock of the Company consists of 5,000,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of October 14, 2010, there were 2,908,224,351 shares of our common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share with respect to each matter presented to shareholders for vote and are vested with all of the voting power except as our Board of Directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that our Board of Directors may hereafter authorize. Shares of our common stock are not redeemable.

Dividends. Holders of our common stock are entitled to receive dividends if, as and when declared by our Board of Directors, out of any funds legally available for dividends. We pay dividends on our common stock if we have paid or provided for all dividends on any outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Pursuant to the Operating Agreement, the Bank may not pay a dividend or make a capital distribution to the Company until September 2, 2013. From and after September 2, 2013, the Bank may not pay a dividend or make a capital distribution to the Company without the prior written consent of the OCC. The Written Agreement also restricts the payment of dividends by the Company, as well as the taking of dividends or any other payment representing a reduction in capital from the Bank, without the prior approval of the FRB.

On June 22, 2009, we announced that we had suspended payment of cash dividends on our common stock and exercised our right to defer regularly scheduled interest payments on our outstanding junior subordinated debentures related to trust preferred securities. We may not pay any cash dividends on our common stock until we are current on interest payments on such subordinated debentures.

Other Rights. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets.

Other than the subscription rights offered in this offering, the common stock does not have preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our Board from time to time, without shareholder approval, except as may be required by applicable NASDAQ requirements.

Listing. Our common stock is listed on NASDAQ under the symbol “PCBC.” BNY Mellon Shareowner Services is the transfer agent and registrar for our common stock.

Fully Paid. Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as shareholders.

Restrictions on Ownership. The BHCA requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the FRB prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval or the nonobjection of the FRB to acquire 10% or more of our common stock under the CIBCA. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

Our Board of Directors has the authority, without further action by our shareholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or other corporate action. Furthermore, those shares that may be issued in the future may have, other rights, including economic rights senior to our common stock, and, as a result, could have a material adverse effect on the market value of our common stock.

Anti-Takeover Provisions

Provisions of the California General Corporation Law (the “CGCL”), federal banking regulations and our restated articles of incorporation and amended and restated bylaws may delay, defer or prevent a change of control of the Company and/or limit the price that certain investors may be willing to pay in the future for shares of our common stock.

California Corporations Code. Under the CGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of a California corporation. The articles or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. The CGCL also provides certain restrictions on business combinations involving interested parties.

Restrictions on Certain “Business Combinations” with Ten Percent Stockholders. Our restated articles of incorporation contain a provision restricting certain “Business Combinations” with persons, known as “Ten Percent Stockholders,” proposing to engage in a “Business Combination” with the Company or a subsidiary of the Company. A “Ten Percent Stockholder” is defined in our restated articles of incorporation as a person who is the beneficial owner, directly or indirectly, of not less than 10% of the outstanding voting shares of the Company or who is an affiliate of the Company and at any time within the prior 18 months was the beneficial owner, directly or indirectly, of not less than 10% of the outstanding voting shares of the Company.

Banking Regulations. The BHCA and the CIBCA together with Federal regulations, require that, depending on the particular circumstances, either regulatory approval must be obtained or notice must be furnished to the appropriate regulatory agencies and not disapproved prior to any person or entity acquiring “control” of a national bank, such as the Bank. These provisions may prevent a merger or acquisition that would be attractive to shareholders and could limit the price investors would be willing to pay in the future for the Company’s common stock.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals. Nominations for directors may be made by the Board of Directors or by any holder of record of any outstanding class of capital stock of the Company entitled to vote for the election of directors. Nominations for directors, other than those approved by the Board of Directors, shall be made in writing and shall be delivered or mailed to the Secretary of the Company not less than 14 days nor more than 50 days prior to the scheduled date of the meeting; provided, however, that if less than 21 days’ notice of the meeting is given to the shareholders, such nominations shall be mailed or delivered to the Secretary of the Company not later than the close of business on the 7th day following the day on which notice of the meeting was mailed to the shareholders.

Blank Check Preferred Stock. Subject to certain limitations, our Board of Directors has the authority to designate the rights and preferences of, and issue one or more series of, preferred stock without shareholder approval. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of October 14, 2010, the number of shares of the Company’s common stock owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of the Company’s outstanding shares of common stock; (ii) each of our executive officers and directors; and (iii) all of our officers and directors as a group. Information relating to beneficial ownership of the Company’s common stock by the Company’s principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days of October 14, 2010. Under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 2,908,224,351 shares of the Company’s common stock issued and outstanding as of October 14, 2010. Unless otherwise indicated, the beneficial owners listed below may be contacted at the Company’s corporate headquarters located at 20 East Carrillo Street, Santa Barbara, California 93101.

Name	Number of Shares Owned(1)	Percent of Outstanding Shares
SB Acquisition Company LLC	2,500,000,000	86.0%
200 Crescent Court, Suite 1350 Dallas, Texas 75201
United States Department of the Treasury	360,833,250	12.4%
1500 Pennsylvania Avenue, NW Washington, DC 20220
H. Gerald Bidwell	20,548	*
Edward E. Birch(3)	77,734	*
Gerald J. Ford(4)	2,500,000,000	86.0%
200 Crescent Court, Suite 1350 Dallas, Texas 75201
Richard S. Hambleton, Jr.(3,5,6)	41,011	*
D. Vernon Horton(1,5)	86,709	*
S. Lachlan Hough	20,548	*
Roger C. Knopf(3,5,7,9)	374,705	*
George S. Leis(1)	109,742	*
William R. Loomis, Jr.	20,548	*
John R. Mackall(5)	73,520	*
Richard A. Nightingale(5,8)	48,301	*
Kathy J. Odell	23,868	*
Carl B. Webb	0	*
200 Crescent Court, Suite 1350 Dallas, Texas 75201
Frederick W. Clough(10)	74,651	*
Clayton C. Larson(1,2,5)	186,985	*
Stephen V. Masterson(11)	0	*
Mark K. Olson	30,000	*
Gordon J. Wahlgren(1,3)	35,334	*
Directors and executive officers as a group (26 persons)	2,501,384,665	86.0%

*	The percentage of shares beneficially owned does not exceed 1% of the class.
(1)	This column includes shares of common stock beneficially owned, as well as unvested restricted shares. Some of our executive officers and employee directors own shares through the 401(k) Plan. Shares of common stock held as of October 14, 2010 by our Named Executive Officers and employee directors are noted in the following chart.

Name	401(k) Plan Shares of Common Stock
Mr. Leis	13,106
Mr. Horton	28,078
Mr. Larson	10,823
Mr. Wahlgren	19

(2)	Totals for Mr. Larson include shares of common stock held in a brokerage account that may be pledged from time to time. Hedging, pledging, hypothecating, or using stock in any manner in which an insider might lose control over the timing of a sale is prohibited by Company policy, unless such person has obtained prior approval. Our Board of Directors acknowledged and ratified Mr. Larson’s margin account.
(3)	Includes shares of common stock held in a trust account.
(4)	Mr. Ford, by virtue of his relationships to SB Acquisition Company LLC, may be deemed to have voting power and investment power with regard to, and therefore may be deemed to beneficially own, all of the shares of common stock that SB Acquisition Company LLC directly and beneficially owns.
(5)	Includes shares of common stock held in an IRA account.
(6)	Mr. Hambleton’s total includes 533 shares of common stock held by his spouse.
(7)	Mr. Knopf’s total includes 6,789 shares of common stock held as custodian for minors.
(8)	Mr. Nightingale’s total includes 2,667 shares of common stock held by his spouse.
(9)	Mr. Knopf’s total includes 16,500 shares of common stock held jointly with his spouse.
(10)	Mr. Clough retired from the Company on March 31, 2010.
(11)	Mr. Masterson forfeited 7,500 unvested options, 1,500 vested options and 8,085 shares of restricted stock following his resignation from the Company, effective March 12, 2010.

PLAN OF DISTRIBUTION

On or about October 19, 2010, we will distribute the subscription rights, subscription rights certificate and election form and copies of this prospectus to individuals who owned shares of common stock of record as of 4:01 p.m., New York City time, on August 30, 2010, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription rights certificate and election form and return it with payment for the shares, to the subscription agent. See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions, you should contact the information agent, BNY Mellon Shareowner Services, by telephone, if you are located within the U.S., Canada or Puerto Rico, at (866) 339-6260 (toll free) or, if you are located outside the U.S., at (201) 680-6579 (collect). The subscription rights will not be listed on NASDAQ or any other stock exchange or trading market. The shares of common stock issuable upon exercise of the subscription rights will be listed on NASDAQ under the symbol “PCBC.”

We have agreed to pay the subscription agent and information agent customary fees plus certain expenses in connection with the rights offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering will be approximately $365,000.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences of the rights offering to U.S. holders (as defined below). This summary is based upon provisions of the Code, applicable Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect which could result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the Internal Revenue Service, or IRS, will not challenge one or more of the tax results described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of the rights offering.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, and will hold the subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell common stock, under the constructive sale provisions of the Code, persons whose “functional currency” is not the U.S. dollar, and foreign taxpayers. This summary does not deal with any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences, nor does it address any tax considerations to persons other than U.S. holders.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of subscription rights or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

•	an estate, if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or exercises the subscription rights, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the U.S. federal income tax consequences of the receipt, exercise or lapse of the subscription rights.

Holders of common stock are urged to consult their own tax advisors as to the specific tax consequences of the rights offering to them, including the applicable federal, state, local and foreign tax consequences of the rights offering to them and the effect of possible changes in tax laws.

Taxation of Subscription Rights

Receipt of Subscription Rights. Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common stock for U.S. federal income tax purposes, and the following summary assumes you will qualify for such nontaxable treatment. If, however, the rights offering does not qualify as nontaxable, you would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits; any excess would be treated first as a return of your basis (investment) in your common stock to the extent thereof, and then as a capital gain. In such case, the expiration of the subscription rights would result in a capital loss.

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate basis between your existing common stock and the subscription rights in proportion to the relative fair market values of the existing common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable. The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

On the other hand, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common stock on the date you receive the subscription rights, then you must allocate your basis in your existing common stock between the existing common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

Your holding period in a subscription right will include your holding period in the common stock with respect to which the subscription right was distributed.

Exercise of Subscription Rights. Generally, you will not recognize gain or loss on the exercise of a subscription right in the rights offering. Your tax basis in new shares of common stock acquired when you exercise a subscription right in the rights offering will be equal to your adjusted tax basis in the subscription right plus the subscription price. The holding period of a share of common stock acquired when you exercise a subscription right in the rights offering will begin on the date of exercise.

If you exercise a subscription right received in the rights offering after disposing of the share of our common stock with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of tax basis between the common stock previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the impact of such allocation on the tax basis of common stock acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common stock with respect to which the subscription right is received, you should consult your tax advisor.

Non-Exercising Subscription Rights. If you do not exercise your subscription rights, you should not recognize a capital loss for U.S. federal income tax purposes and any portion of the tax basis in your existing shares of common stock previously allocated to the subscription right not exercised should be re-allocated to the existing common stock.

LEGAL MATTERS

The validity of the common stock issuable upon exercise of the subscription rights will be passed upon for us by Manatt, Phelps & Phillips, LLP.

EXPERTS

The consolidated financial statements of the Company at December 31, 2009, and for each of the three years then ended, appearing in the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2010, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their respective reports thereon incorporated in this prospectus, and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. In the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as amended;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010;

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our Current Reports on Form 8-K and amendments thereto filed with the SEC on January 14, 2010, January 15, 2010, January 27, 2010, March 10, 2010, March 17, 2010, May 4, 2010, May 17, 2010, June 15, 2010, June 30, 2010, July 15, 2010, July 27, 2010, August 6, 2010, September 2, 2010, September 27, 2010, October 5, 2010 and October 13, 2010 (other than the portions of those documents, including items 2.02 and 7.01 and related exhibits, not deemed to be filed); and

•	those portions of our Definitive Proxy Statement on Schedule 14A for our 2010 annual meeting of shareholders filed with the SEC on March 19, 2010, deemed incorporated into our 2009 Form 10-K.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

20 East Carrillo Street

Santa Barbara, California 93101

(805) 564-6405 (Customer Contact Center)

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an internet website, at http://www.sec.gov that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC. Additionally, we make these filings available, free of charge, on our website at http://www.pcbancorp.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Except for those SEC filings incorporated by reference in this prospectus, none of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this prospectus.